[ENVIROTEST SYSTEMS LOGO]                            ENVIROTEST SYSTEMS CORP.

                                                     6903 Rockledge Drive
                                                     Bethesda, Maryland 20817
                                                     301/530-8110
                                                     FAX: 301/530-9538

                                                                 August 19, 1998

Dear Stockholder:

     I am pleased to report that, on August 12, 1998, Envirotest Systems Corp. (the "Company"), entered into a merger agreement with Stone Rivet, Inc. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Environmental Systems Products, Inc. ("Parent"), a Delaware corporation, that provides for the acquisition of the Company by Purchaser at a price of $17.25 per share in cash. Under the terms of the proposed transaction, Purchaser is today commencing a cash tender offer (the "tender offer") for all outstanding shares of the Company common stock at $17.25 per share. Following the successful completion of the tender offer, Purchaser will be merged into the Company and all shares not purchased in the tender offer will be converted into the right to receive $17.25 per share in cash in the merger. Parent is an indirect wholly owned subsidiary of Newmall Limited, a private limited company organized under the laws of the United Kingdom. Newmall Limited is controlled by the Alchemy Investment Plan, an investment consortium that is advised by Alchemy Partners.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE TENDER OFFER AND DETERMINED THAT THE TERMS OF EACH OF THE TENDER OFFER AND THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ALL THE COMPANY STOCKHOLDERS ACCEPT THE TENDER OFFER AND TENDER THEIR SHARES TO PURCHASER.

     As previously announced in May of this year, the Company has been actively exploring strategic alternatives aimed at enhancing stockholder value. In evaluating the range of options open to the Company as a result of this process, the Board of Directors has determined that the tender offer and the merger represent the best alternative for the Company and its stockholders. In arriving at its recommendations, the Board of Directors gave careful consideration to a number of factors, each of which is described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission. These factors included the opinion of Credit Suisse First Boston Corporation, financial advisor to the Company, that, as of the date of such opinion and subject to the assumptions made, matters considered and limitations set forth in its opinion, the cash consideration of $17.25 per share to be received by the Company stockholders pursuant to the tender offer and the merger is fair from a financial point of view to such stockholders.

     Stockholders should note that the merger agreement includes a condition requiring the tender of at least 90% of the Company's outstanding shares prior to the expiration of the Offer. Stockholders should also note that the likelihood that this condition will be satisfied is increased by the fact that certain stockholders have agreed with Purchaser to tender shares representing approximately 50% of the currently outstanding shares and that certain directors and officers of the Company have indicated their intention to tender shares representing approximately an additional 7% of the currently outstanding shares. In the event that this condition is not satisfied, the merger agreement requires the Company to seek stockholder approval for the merger at a duly held stockholders' meeting. The affirmative vote of a majority of the currently outstanding shares entitled to vote would result in approval of the merger. Certain stockholders of the Company have agreed to vote shares representing approximately 41% of the voting shares in favor of the merger, and certain directors and officers of the Company have indicated their intention of voting shares representing approximately an additional 12% of the voting shares in favor of the merger.

     While a vote in favor of the merger by way of stockholder approval is virtually assured by the factors set out above, the Board of Directors recommends that stockholders tender their shares pursuant to the tender offer. Stockholders are further reminded that they will receive the cash consideration of $17.25 per share on an earlier date if shares are tendered pursuant to the tender offer than the date on which such consideration would be received in the event that the merger is effected by way of stockholder approval.

     Enclosed is the Company's Solicitation/Recommendation Statement on Schedule 14D-9 and Purchaser's Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. We urge you to carefully read the enclosed materials, including Credit Suisse First Boston Corporation's fairness opinion which is attached to the Schedule 14D-9.

     The management and directors of the Company thank you for the support you have given the Company.

                                            Sincerely,

                                            /s/ CHESTER D. DAVENPORT
                                            ------------------------
                                            Chester D. Davenport
                                            Chairman of the Board
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================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ENVIROTEST SYSTEMS CORP.
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                            ENVIROTEST SYSTEMS CORP.
                       (NAME OF PERSON FILING STATEMENT)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (TITLE OF CLASSES OF SECURITIES)

                                   29409W105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                            C. MICHAEL ALSTON, ESQ.
                            ENVIROTEST SYSTEMS CORP.
                              6903 ROCKLEDGE DRIVE
                            BETHESDA, MARYLAND 20817
                                 (301) 530-8110
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                          THE PERSON FILING STATEMENT)

                            ------------------------

                                With a copy to:

                              PETER D. LYONS, ESQ.
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                  212-848-4000

================================================================================
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ITEM 1.  SECURITY AND SUBJECT COMPANY

     The name of the subject company is Envirotest Systems Corp., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 246 Sobrante Way, Sunnyvale, California 94086. The title of the classes of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 of the Company (the "Statement") relates is the shares of Class A Common Stock, par value $.01 per share, of the Company (the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER

     This Statement relates to a tender offer by Stone Rivet, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Environmental Systems Products, Inc., a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated August 19, 1998 to purchase all Outstanding Shares at a price of $17.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 19, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal") (which together constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of August 12, 1998 (the "Merger Agreement") among Parent, Purchaser and the Company. The Merger Agreement provides that, among other things, as soon as practicable after the consummation of the Offer and satisfaction or, if permissible, waiver of the conditions to the Merger, Purchaser shall be merged with and into the Company (the "Merger"), the separate existence of Purchaser shall cease and the Company shall continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is filed as Exhibit 1 to this Statement and is incorporated herein by reference.

     According to the Offer to Purchase, the principal executive offices of Parent and Purchaser are located at 7 Kripes Road, East Granby, Connecticut 06026.

ITEM 3.  IDENTITY AND BACKGROUND

     (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described in the Company's Information Statement under the heading "Material Contracts and Agreements with Executive Officers". A copy of the Information Statement is set forth on Annex I hereto and is incorporated herein by reference in its entirety. Except as described or incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Purchaser or its executive officers, directors or affiliates.

PURPOSE OF THE OFFER; THE MERGER AGREEMENT

     Purpose. The purpose of the Offer is to enable Parent and its affiliates, through Purchaser, to acquire control of, and acquire the entire equity interest in, the Company. Following the Offer, Purchaser and Parent intend to acquire any remaining equity interest in the Company not acquired in the Offer by consummating the Merger.

     Merger Agreement. Set forth below is a summary of the material provisions of the Merger Agreement, a copy of which is filed as Exhibit 1 to this Statement on Schedule 14D-9. Such Exhibit should be available for inspection and copies should be obtained, in the manner set forth in Section 7 of the Offer to Purchase (except that it will not be available at the regional offices of the SEC). The following summary is qualified in its entirety by reference to the Merger Agreement.

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          THE OFFER.  The Merger Agreement provides that, upon the terms and subject to the conditions thereof, Purchaser will commence the Offer as promptly as reasonably practicable, but in no event later than five business days after the initial public announcement of Purchaser's intention to commence the Offer. The obligation of Purchaser to accept for payment Shares tendered pursuant to the Offer is subject, among other things, to the condition (the "Minimum Condition") that there be validly tendered and not withdrawn prior to the expiration of the Offer (i) that number of Shares that would represent 90% of all outstanding Shares determined on a primary basis on the date of purchase (assuming conversion of all shares of Class B Common Stock, par value $.01 per share ("Class B Shares"), and shares of Class C Common Stock, par value $.01 per share ("Class C Shares"), into Shares), and (ii) 100% of the Shares that are issuable upon conversion (and assuming conversion thereof) of all outstanding Class B Shares and Class C Shares on the date of purchase. Under the Merger Agreement, the Minimum Condition may not be waived without the prior approval of the Company (except that the Minimum Condition may be waived without such prior approval if at least the number of Shares, assuming conversion of all Class B Shares and Class C Shares into Shares, that when added to any Shares already owned by Parent shall constitute a majority of the then outstanding Shares on a primary basis, shall have been validly tendered and not withdrawn prior to the expiration of the Offer) and that no change in the Offer may be made which decreases the price per Share payable in the Offer, reduces the maximum number of Shares to be purchased in the Offer, imposes conditions to the Offer in addition to those set forth under Section 13 of the Offer to Purchase or otherwise is materially adverse to the Company or its stockholders. Certain other conditions to the Offer are described in Section 13 of the Offer to Purchase. In the event that, upon the expiration of the Offer (included any extension thereof), the Minimum Condition is not satisfied or waived, the Merger Agreement requires that the Company file and that Parent and Purchaser assist in the filing of a proxy statement for the purpose of seeking and obtaining stockholder approval of the Merger Agreement and the Merger.

          THE MERGER. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, and in accordance with the relevant provisions of the Delaware General Corporation Law ("DGCL"), as soon as practicable following the satisfaction or waiver, if permissible, of the conditions described below under "Conditions to the Merger," Purchaser will be merged with and into the Company with the Company as the surviving corporation in the Merger (the "Surviving Corporation"). The Merger will become effective at the time of filing of a certificate of merger, as required by the DGCL (the "Effective Time"). At the Effective Time, by virtue of the Merger and without any action on the part of the Purchaser, the Company or its stockholders, each Share and each Class B Share and Class C Share issued and outstanding immediately prior to the Effective Time (other than any Class A, B or C Shares held in the treasury of the Company, or owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company and any Class A, B or C Shares which are held by stockholders who have not voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such Shares in accordance with the DGCL) shall be canceled and shall be converted automatically into the right to receive an amount equal to the Offer Price in cash (the "Merger Consideration") net to the holder, without any interest thereon.

          STOCKHOLDERS MEETING. The Merger Agreement provides that the Company will, if required by applicable law, call and hold a special meeting of its stockholders as soon as practicable following the consummation or termination of the Offer, as applicable, for the purpose of approving the Merger transaction contemplated thereby (the "Stockholders' Meeting") and prepare and file with the SEC under the Exchange Act a proxy statement with respect to the Stockholders' Meeting described above (the "Proxy Statement"). The Company has agreed in the Merger Agreement to use its reasonable best efforts to respond to any comments of the SEC or its staff and to cause the Proxy Statement to be mailed to the Company's stockholders as promptly as practicable after responding to all such comments to the satisfaction of the staff, and to keep Parent informed of all its correspondence with the SEC with respect to the Proxy Statement. Pursuant to the Merger Agreement, the Company, through its Board of Directors, will recommend to its stockholders that the Merger Agreement be approved.

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          The Merger Agreement provides that, notwithstanding the preceding paragraph, in the event that the Purchaser shall acquire at least 90% of the then outstanding Shares, subject to certain conditions, Parent, the Purchaser and the Company agree, at the request of Purchaser, to take all necessary and appropriate action to cause the Merger to become effective in accordance with Section 253 of the DGCL, as soon as reasonably practicable after such acquisition, without a meeting of the Company's stockholders, in accordance with the DGCL.

          CONDITIONS TO THE MERGER. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:
     (a) the Merger Agreement and the transactions contemplated thereby shall have been approved and adopted by the affirmative vote of the stockholders of the Company to the extent required by the DGCL; (b) no United States or Canadian federal, state or provincial governmental authority or other agency or commission or United States or Canadian federal, state or provincial court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of prohibiting consummation of the Merger; and (c) either (i) Purchaser or its permitted assignee shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer, provided, however, that this condition is not applicable to the obligations of Parent or Purchaser if, in breach of the Merger Agreement or the terms of the Offer, Purchaser fails to purchase any Shares validly tendered and not withdrawn pursuant to the Offer or (ii) the conditions to the Offer (other than Minimum Condition) shall have been satisfied.

          ACQUISITION PROPOSALS. The Merger Agreement provides that neither the Company nor any of its subsidiaries nor any of their officers, directors or agents shall, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with any person relating to an Acquisition Proposal (as defined below); provided, however, that nothing contained in the Merger Agreement shall prevent the Company or the Board of Directors of the Company (the "Board") from engaging in any negotiations or discussions with any person who has made an unsolicited bona fide written Acquisition Proposal or recommending such an Acquisition Proposal to the stockholders of the Company (or withdrawing or modifying, in any manner adverse to Parent and Purchaser, its approval or recommendation of the Offer, the Merger Agreement or the Merger), if and only to the extent that (i) the Board determines in good faith, after consultation with outside legal counsel that such action is necessary in order for its directors to comply with their fiduciary duties under applicable law and (ii) the Board determines in good faith (after consultation with its financial advisor) that such Acquisition Proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the financial capacity and any other relevant characteristics of the Person making the proposal and would, if consummated, result in a transaction more favorable to the Company's stockholders from a financial point of view than the transactions contemplated by the Merger Agreement. The Company agreed that it would immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. The Merger Agreement defines "Acquisition Proposal" as any proposal or offer from any person relating to any direct or indirect acquisition or purchase of all or a substantial part of the assets of the Company, or more than 15% of the voting securities of the Company or any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of the voting securities of the Company; or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company other than the transactions contemplated by the Merger Agreement.

          The Merger Agreement provides that the Company must notify Parent and Purchaser immediately if any inquiries, proposals or offers are received by, any such information is requested from, or any such discussion or negotiations are sought to be initiated or continued with any of its officers, directors or agents, indicating, in connection with such notice, the name of such person and the material terms and conditions of any proposals or offers and thereafter shall keep Parent and Purchaser informed, on a

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     current basis, on the status and material terms of any such proposals or offers and the status of any such negotiations or discussions.

          COSTS AND EXPENSES. The Merger Agreement provides that, except as provided below, all fees and expenses incurred in connection with the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such costs or expenses, except that the expenses incurred in connection with printing and mailing the tender offer documents and the Proxy Statement, as well as any filing fees relating thereto, will be shared equally by Parent and the Company. The Merger Agreement also provides that the Company has estimated that it will incur approximately $8,500,000 of costs and expenses in connection with the Offer and the Merger (including fees and expenses payable to attorneys and accountants, investment banks and financial advisors in connection therewith) and has agreed that it shall not incur costs and expenses in excess of such amount without obtaining the prior approval of Parent. The Merger Agreement further provides that in the event that (i) the Merger Agreement is terminated prior to the purchase of Shares pursuant to the Offer because the Board shall have withdrawn or modified in a manner adverse to Purchaser or Parent its approval or recommendation of the Offer, the Merger Agreement, the Merger or any other transaction contemplated by the Merger Agreement in order to approve or recommend any other Acquisition Proposal or shall have resolved to do any of the foregoing and (ii) at the time of such termination a third party shall have made an Acquisition Proposal and such Acquisition Proposal shall have not been rejected by the Company and withdrawn by such third party, then the Company shall pay Parent promptly, in cash, a termination fee of $12,500,000.

          CONDUCT OF BUSINESS PENDING THE MERGER. The Merger Agreement provides that, between the date of the Merger Agreement and Effective Time, the Company will use its reasonable best efforts to preserve substantially intact the business organization of the Company and its subsidiaries and to preserve the current relationships of the Company and its subsidiaries with customers, suppliers, regulators, creditors, lessors, employees, agents or other persons with which the Company or any of its subsidiaries has significant business relations. The Merger Agreement further provides that, except as contemplated therein, neither the Company nor any subsidiary of the Company shall, between the date of the Merger Agreement and the Effective Time, directly or indirectly do, or propose to do, any of the following, without the prior written consent of Parent: (a) amend or otherwise change its certificate of incorporation or by-laws or equivalent organizational documents; (b) issue, sell, pledge, dispose of, grant, encumber or authorize the issuance, sale, pledge, disposition, grant or encumbrance of (i) any shares of capital stock of any class of the Company or any subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company or any subsidiary (except for the issuance of Shares issuable pursuant to stock options outstanding on the date of the Merger Agreement) or (ii) any assets of the Company or any subsidiary for consideration in excess of $1,000,000 in the aggregate except in the ordinary course of business consistent with past practice or in connection with the divestiture of certain specified properties; (c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock; (d) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock; (e) (i) acquire (including, without limitation, by merger, consolidation or acquisition of stock or assets) any corporation, partnership, other business organization or any division thereof; (ii) except for borrowings under existing credit facilities not to exceed $100,000 in the aggregate and excepting transactions between the Company and any Subsidiary, incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person; except for transactions between the Company and any subsidiary, make any loans or advances for an amount in excess of $250,000 in the aggregate; (iv) except for certain specified commitments and funding obligations, authorize capital expenditures in excess of $250,000; (v) except for certain specified commitments and funding obligations, acquire any asset for consideration in excess of $250,000; or
     (vi) enter into or amend any contract, agreement, commitment or arrangement with respect to any matter set forth therein; (f) other than as set forth in the Merger Agreement, increase the compensation payable or to become payable to its officers or employees, except for increases in

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

     accordance with past practices in salaries or wages of employees of the Company or any subsidiary who are not officers of the Company, or, other than in accordance with existing policies and arrangements, grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company or any subsidiary, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of than as required by generally accepted accounting principles, make any material change to its accounting policies or procedures; (h) settle or compromise any materials claims or litigation or, except in the ordinary and usual course of business, modify, amend or terminate any of its material contracts or waive, release or assign any material rights or claims; or (i) willfully take any action or omit to take action that would cause any representation or warranty of the Company under the Merger Agreement to become untrue in any material respect.

          TERMINATION OF MERGER AGREEMENT. The Merger Agreement provides that it may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of the Company:

             (a) by mutual written consent duly authorized by the boards of directors of Parent, Purchaser and the Company;

             (b) by either Parent, Purchaser or the Company if (i) the Effective Time shall not have occurred on or before December 31, 1998; provided, however, that such right to terminate the Merger Agreement will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date; or (ii) any United States or Canadian federal, state or provincial governmental authority shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Offer or Merger or making the acquisition of Shares by Parent or Purchaser, or any Affiliate thereof, illegal, and such law, rule, regulation and such order, decree, ruling or other action shall remain in effect or have become final and nonappealable;

             (c) by Parent if (i) due to an occurrence or circumstance that would result in a failure to satisfy any condition (other than the Minimum Condition and other than the condition relating to the occurrence of events described in clause (g) of Annex A to the Merger Agreement which relate, among other things, to a material adverse effect in financial markets) to the Offer, Purchaser shall have (A) terminated the Offer without having accepted any Shares for payment thereunder or
        (B) failed to pay for Shares pursuant to the Offer within 75 calendar days following the commencement of the Offer, unless such failure to pay for Shares shall have been caused by or resulted from the failure of Parent or Purchaser to perform in any material respect any material covenant or agreement of either of them contained in the Merger Agreement or the material breach by Parent or the Purchaser of any material representation or warranty of either of them contained in the Merger Agreement; or (ii) prior to the purchase of Shares pursuant to the Offer, the Board of Directors of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to the Purchaser or Parent its approval or recommendation of the Offer, the Merger Agreement or any other transaction contemplated by Merger Agreement in order to approve or recommend any Acquisition Proposal or shall have resolved to do any of the foregoing;

             (d) by the Company, upon approval of the Board, if (i) Purchaser shall have (A) failed to commence the Offer within five business days after the initial public announcement of Purchaser's intent to commence the Offer (B) terminated the Offer without having accepted any Shares for payment thereunder or (C) failed to pay for Shares pursuant to the Offer within 75 calendar days following the commencement of the Offer, unless such failure to pay for Shares shall have been caused by or resulted from the failure of the Company to perform in any material respect any material covenant or agreement of it contained in the Merger Agreement or the material breach by the Company of any representation or warranty of it contained in the Merger Agreement; or (ii) prior to the purchase of Shares pursuant to the Offer, the Board shall have withdrawn or

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

        modified in a manner adverse to Purchaser or Parent its approval or recommendation of the Offer, the Merger Agreement or the Merger or any other transaction contemplated by the Merger Agreement in order to approve or recommend any other Acquisition Proposal, or shall have resolved to do any of the foregoing; or

             (e) if the vote of the stockholders of the Company is required by applicable law, by either Parent, Purchaser or the Company if the Merger Agreement and the Merger shall not have been approved by the required vote of the Company's stockholders at the Stockholders' Meeting or any adjournment thereof.

          BOARD OF DIRECTORS. The Merger Agreement provides that, upon Purchaser's acceptance for payment and payment for Shares pursuant to the Offer, the Purchaser will be entitled to designate a number of directors (rounded up to the nearest whole number) on the Company's Board of Directors that is equal to the product of the total number of directors on the Company's Board multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser and its affiliates bears to the number of Shares outstanding. The Company will promptly, at the request of Parent, either increase the size of the Company's Board of Directors and/or obtain the resignations of such number of its current directors as is necessary to enable the Purchaser's designees to be elected to the Company's Board of Directors as provided above.

          STOCK OPTIONS. The Merger Agreement also provides that each option to purchase Shares (an "Option") outstanding at the time of the purchase of Shares pursuant to the Offer or, if the Offer is terminated, at the Effective Time, whether or not exercisable or vested, shall be canceled by the Company immediately following (a) the purchase of Shares pursuant to the Offer or (b) if the Offer is terminated, at the Effective Time, and each holder of a canceled Option shall be entitled to receive immediately thereafter from the Company in consideration for the cancellation of such Option an amount in cash equal to the product of (i) the number of shares of Company common stock previously subject to such Option, and (ii) the excess, if any, of the Offer Price over the exercise price per Share previously subject to such Option.

          REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various customary representations and warranties of the parties thereto, including, without limitation, representations by the Company as to the organization and qualification, capitalization, authority to enter into the transactions contemplated by the Merger Agreement, no conflicts, required filings and consents, compliance with law, SEC filings, financial statements, absence of certain changes or events concerning the Company's business, absence of litigation, employee benefit plans, labor matters, offer documents, taxes, brokers, real property and leases, trademarks, patents, copyrights and intellectual property, environmental matters, state takeover statutes, insurance and agents. The Merger Agreement also contains customary representations and warranties of Purchaser and Parent as to corporate organization, authority relative to the Merger Agreement, no conflict, required filings and consents, financing, offer documents, brokers, financial statements and absence of certain changes or events concerning the Parent's business. The representations and warranties in the Merger Agreement shall terminate at the Effective Time or upon the termination of the Merger Agreement pursuant to the terms thereof.

     Stockholder Agreement. Chester C. Davenport, Rockspring Management, Inc., The Chester Corporation, Kane Partners, L.P., Richard L. Gelfond, TSG Ventures, L.P., Richard L. Gelfond 1998 GRAT and Cheviot Capital Advisors Inc. (collectively, the "Insider Selling Stockholders") are each parties (solely in their capacities as stockholders) to a Stockholders' Agreement dated August 12, 1998 with the Purchaser and Parent (the "Insider Stockholders' Agreement"). In addition, Chemical Equity Associates ("Chemical") has also entered into a Stockholder Agreement dated August 12, 1998 with the Purchaser and Parent (the "Chemical Agreement"), the terms of which are substantially similar to the terms of the Insider Stockholders' Agreement. The Insider Stockholders' Agreement and the Chemical Agreement are collectively referred to herein as the "Stockholder Agreements" and the Insider Selling Stockholders and Chemical are collectively referred to herein as the "Selling Stockholders." The Stockholder Agreements provide that each of the Selling Stockholders will tender their Shares into the Offer so long as the per Share amount is not less than $17.25 in cash (net to the seller). Additionally, subject to certain exceptions, each Selling Stockholder has agreed to sell, and the Purchaser has agreed to purchase, in each case pursuant to, and in accordance with the terms of the Offer, such Selling Stockholder's Shares at a price per Share equal to $17.25, or such higher price per share as may be offered by the Purchaser in the Offer, provided that such obligations to purchase and sell are both subject to (i) Purchaser having accepted Shares for payment under the Offer, and (ii) the conditions of the Offer having been satisfied or waived in accordance with the terms of the Merger Agreement. In addition, certain Selling Stockholders have agreed to convert approximately 49% of the outstanding Class B Shares and 100% of the outstanding Class C Shares into Shares prior to the expiration of the Offer and to tender such Shares into the Offer under the conditions described above.

     The Stockholder Agreements also provide that at any stockholders' meeting called with respect to any of the following, and at every adjournment thereof, each Selling Stockholder, severally and not jointly, agrees that it shall vote, with respect to, as appropriate, all of such Selling Stockholder's Shares as to which it has power to vote in any such vote or consent: (a) in favor of the Merger, the adoption of and execution and delivery of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement and (b) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement); (i) any extraordinary corporate transaction, including, but not limited to, a merger, consolidation or other business combination involving the Company or any of its subsidiaries; (ii) a sale, lease or transfer of a material amount of assets of the Company or any of its subsidiaries or a reorganization, recapitalization, dissolution or liquidation of the Company or any of its subsidiaries; (iii) (A) any change in the majority of the Board of Directors of the Company except as contemplated by the Merger Agreement; (B) any material change in the present capitalization of the Company or any amendment of the Company's Certificate of Incorporation; (C) any other material change in the Company's corporate structure or business; or (D) any other action, which, in the case of each of the matters referred to in clauses (A), (B), (C) or (D) above, is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially adversely affect the consummation of the Merger or the transactions contemplated by the Merger Agreement or the Stockholders Agreement. Pursuant to the terms of the Stockholder Agreements, each Selling Stockholder grants to, and appoints officers of the Purchaser, such Selling Stockholder's proxy and attorney-in-fact to vote such Selling Stockholder's Shares.

     Each of the Selling Stockholders has also agreed not to transfer or agree to transfer their Shares, directly or indirectly solicit or respond to any inquiries or the making of any proposal by any person or entity (other than Purchaser, Parent or any of their affiliates) with respect to the Company that constitutes or could reasonably be expected to lead to an Acquisition Proposal, grant a proxy (other than to Purchaser and its officers) for their Shares or enter in a voting agreement respecting them, or take any other action that would in any way restrict, limit or interfere with the performance of their obligations under the Stockholder Agreement or the transactions contemplated thereby.

     Pursuant to the terms of the Insider Stockholders' Agreement, in the event that Purchaser purchases an Insider Selling Stockholder's Shares and, subsequent to such purchase, such Insider Selling Stockholder continues to hold any shares of Common Stock of the Company (the "Remaining Shares"), such Insider Selling Stockholder agrees that for a period of three years from the date of the Insider Stockholders' Agreement that, (a) neither such Insider Selling Stockholder nor any of such Insider Selling Stockholder's affiliates or associates (as such terms are defined in Rule 12b-2 under the Exchange Act) will, and neither such Insider Selling Stockholder nor such affiliates or associates will assist or encourage others to, directly or indirectly, (i) acquire or offer to acquire, seek, propose or agree to acquire, by means of a purchase or otherwise, ownership (including but not limited to beneficial ownership (as defined in Rule 13d-3 under the Exchange Act)) of (A) any securities (voting or otherwise) or direct or indirect rights or options to acquire any securities of the Company or any subsidiary thereof, or of any successor to or person in control of the Company or (B) any of the assets or business of the Company, (ii) make, or in any way participate in, any "solicitation" of "proxies" (as such terms are used in the proxy rules promulgated under the Exchange Act, including any exempt solicitation pursuant to Rule 14a-2(b)(1) or (2) thereof) to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of the Company or seek to nominate or to elect any directors of the Company or to influence the management of the Company,

(iii) enter into any discussions, negotiations, agreements, arrangements or understandings with any third party with respect to any of the foregoing or form, join or in any way participate in a "group" (as defined in Section 13(d)(3) of the 1934 Exchange Act) in connection with any of the foregoing, or
(iv) request the Company to amend or waive any of the foregoing provisions (including this clause (iv)), and (b) such Insider Selling Stockholder will not sell, transfer or assign or seek, propose or agree to sell, transfer or assign to any person or entity (including any permitted transferee under any governing documents of the Company or any contract, agreement or arrangement to which such Insider Selling Stockholder is or may become a party) other than Purchaser or any of its affiliates, ownership (including but not limited to beneficial ownership (as defined in Rule 13d-3 under the Exchange Act)) of any Remaining Shares.

     The Stockholder Agreements terminate upon the earlier of (i) the Merger Agreement being terminated by the Company, Parent or the Purchaser, in accordance with its terms or (ii) the date that Purchaser or Parent shall have purchased and paid for the Shares of each Selling Stockholders as described above. The foregoing summary of the Stockholder Agreements is qualified in its entirety by the text of the Insider Stockholders' Agreement and the Chemical Agreement, copies of which are filed as Exhibits 99(c)(2) and 99(c)(3), respectively to the Schedule 14D-1 and is incorporated herein by reference.

     Non-Compete Agreement. In connection with the execution and delivery of the Merger Agreement, Parent and Chester C. Davenport, the Chairman of the Board of the Company, entered into a Non-Compete Agreement, dated as of August 12, 1998. Pursuant to the terms of his employment agreement with the Company, Mr. Davenport is subject to certain non-competition obligations for up to two years after his termination of employment. However, such obligations do not extend to the manufacture, sale or leasing of emissions testing equipment. Mr. Davenport has decided to exercise his unilateral right to terminate his employment with the Company upon consummation of the Merger. The Non-Compete Agreement provides for the extension and expansion of Mr. Davenport's existing non-compete obligations in consideration for the payment of $2,000,000.

     Pursuant to the Non-Compete Agreement, subject to certain exceptions, Mr. Davenport agreed for a period of five years following consummation of the Merger, not to (i) own, manage, operate, control, participate in, perform services for, or otherwise engage in, a business in competition with the business of vehicle emissions testing, the manufacture of equipment for such testing, or the sale or leasing of such equipment anywhere within the United States; (ii) directly or indirectly, induce or attempt to persuade any customers or prospective customers of the Company to curtail, cancel or otherwise terminate their business with the Company; (iii) employ, offer to employ or permit to post for any position of employment and employee of the Company; or
(iv) otherwise interfere with the employment by the Company of its affiliates of, any individual who becomes or would otherwise become an employee of the Company. In consideration for such extended non-compete obligations, pursuant to the Non-Compete Agreement, Parent agreed to compensate Mr. Davenport as follows:
(i) $1,000,000 upon the earlier to occur of (a) the acceptance of Shares for payment pursuant to the Offer and (b) consummation of the Merger and the closing of the related transactions; and (ii) $333,333.33 payable over a period of three years, payable in equal monthly installments of $27,777.78 on the first day of each month, commencing the first month following consummation of the Merger. The foregoing summary of the Non-Compete Agreement is qualified in its entirety by the text of the Non-Compete Agreement, a copy of which is filed as Exhibit 99(c)(5) to the Schedule 14D-1 and is incorporated herein be reference.

     Confidentiality Agreement. On May 8, 1998, Parent entered into a Confidentiality Agreement with the Company, pursuant to which Parent agreed to treat all information supplied by the Company or its representatives as confidential and to use such information solely in connection with the evaluation of a possible transaction with the Company. In the event that the transactions contemplated by the Merger Agreement are not consummated, Purchaser and Parent will (i) upon the Company's request, return to the Company all information furnished by the Company or its representatives, and (ii) without the prior approval of the Board, for a period of two years from the date of the Confidentiality Agreement, refrain from (a) acquiring or making any proposal to acquire any securities or property of the Company, (b) propose to enter into any merger or business combination involving the Company or purchase a material portion of the assets of the Company, (c) make or participate in any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of any securities of the Company, (d) form, join or participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act), with respect to any voting securities of the Company, (e) otherwise act or seek to control or influence the management or policies of the Company, (f) disclose any intention, plan or arrangement inconsistent with the foregoing, or (g) take any action which might require the Company to make a public announcement regarding the possibility of a business combination or merger.

     Appraisal Rights. Holders of Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, holders of Shares will have certain rights pursuant to the provisions of Sections 262 of the DGCL to dissent and demand appraisal of and to receive payment in cash of the fair market value of, their Shares. If the statutory procedures are complied with, such rights could lead to a judicial determination of the fair value required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price.

     If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his right to appraisal, as provided in the DGCL, the Shares of such holder will be converted into the Merger Consideration in accordance with the terms of the Merger Agreement. A stockholder may withdraw his demand for appraisal by delivery to the Purchaser of a written withdrawal of his demand for appraisal and acceptance of the Merger.

     The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by reference to the full text of Section 262 of the DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

     Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to the Merger. However, Rule 13e-3 would be inapplicable if (a) the Shares are deregistered under the Exchange Act prior to the Merger or (b) the Merger is consummated within one year after the purchase of the Shares pursuant to the Offer and the Merger provided for stockholders to receive cash for their Shares in an amount at least equal to the Offer Price. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction to be filed with the SEC and disclosed to stockholders prior to the consummation of the Merger.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

(a) RECOMMENDATION OF THE BOARD OF DIRECTORS

     At a special meeting held on August 12, 1998, the Board unanimously approved the Merger Agreement, the Offer and the Merger (as these terms are defined herein) and determined that the Offer and the Merger are fair to and in the best interests of the stockholders of the Company.

     THE BOARD UNANIMOUSLY RECOMMENDS ACCEPTANCE OF THE OFFER AND APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE MERGER BY THE STOCKHOLDERS OF THE COMPANY.

     Copies of a letter to the Company's stockholders and a joint press release communicating such approval and recommendation are filed as Exhibits 2 and 3, respectively, to this Statement and are incorporated herein by reference.

(b) BACKGROUND TO THE MERGER AND THE OFFER; REASONS FOR THE RECOMMENDATION

     Background to the Merger. In the normal process of formulating the Company's business and financial plans, members of the Company's senior management and the Board regularly review the Company's long-term prospects in light of anticipated general economic and business conditions and management's forecasts for the business of the Company. In recent years, senior management and the Board have considered a number of alternatives designed to maximize stockholder value. These alternatives have included repurchases of Shares in the open market or through a tender offer, a potential sale, merger or recapitalization of the Company, as well as the possibility of strategic acquisitions of new businesses. From time to time, at its regular meetings, the Board has discussed some of these alternatives. On September 22, 1997, the Company purchased 4,388,091 shares of its common stock at a price of $4.50 per share pursuant to a tender offer completed September 17, 1997 (the "Share Repurchase").

     In the process of considering the alternatives referred to above, on October 13, 1997, the Board established a Capital Market Strategy Committee (the "Strategy Committee"), consisting of Chester Davenport, Richard Gelfond and Cleveland Christophe, to advise the Board on matters relating to the enhancement of stockholder value.

     On February 11, 1998, Mr. Davenport met with Mark Thomas, formerly Senior Vice President and Director of Development of ITT Corporation, to discuss the possibility of employing Mr. Thomas to assist the Company in exploring strategies to improve the business potential of the Company and, in turn, the Company's value to stockholders. Shortly thereafter, Mr. Davenport and Mr. Thomas met with several potential financial advisors in connection with such strategies. On March 1, 1998, the Company hired Mr. Thomas as Chief Development Officer and Executive Vice President. On March 12, 1998, the Company retained Credit Suisse First Boston Corporation (the "Financial Advisor"), as its financial advisor, to assist the Company in exploring its alternatives.

     At a special meeting of the Board held on April 21, 1998, Mr. Thomas, assisted by Raj Modi, the Chief Financial Officer, reported on the status of the activities of the Company and the Financial Advisor in connection with a possible transaction. At the meeting, Shearman & Sterling, the Company's legal advisor, reviewed the responsibilities of the members of the Board and the relevant legal principles applicable to actions taken by the Board with respect to the exploration of strategic alternatives.

     Beginning in late April, 1998, the Financial Advisor began contacting 120 potential acquirors of the Company. Based upon initial expressions of interest, the Financial Advisor entered into confidentiality agreements and distributed Confidential Offering Memoranda to 65 potential acquirors.

     On May 7, 1998, the Company issued a press release stating that it was exploring all strategic alternatives available to the Company and that it had retained the Financial Advisor in connection with that effort. At the annual meeting of the stockholders on May 12, 1998 (the "Stockholder Meeting"), Mr. Davenport discussed the Company's exploration of strategic alternatives to enhance stockholder value and confirmed that such alternatives could include a possible sale or merger of the Company. At the annual meeting of the Board held immediately following the Stockholder Meeting, the Board discussed the status of the exploration of strategic alternatives.

     Beginning on May 15, 1998, potential acquirors were invited to submit preliminary indications of interest by May 28, 1998. A total of 14 preliminary indications of interest were received on May 28 and May 29, 1998. These preliminary indications were reviewed at a meeting of the Strategy Committee held on May 29, 1998. From May 30 to June 4, 1998, 2 additional preliminary indications of interest were received. The Strategy Committee, with the assistance of the Financial Advisor, subsequently determined that 12 of such potential buyers could proceed with a further in-depth review of the Company with a view toward making a definitive acquisition proposal.

     On June 30, 1998, the Company received a written proposal from another party to acquire the Company at a higher price than the offer price. Representatives of the Company and the potential purchaser began meetings to discuss the proposal. The Company also received a written proposal from Alchemy Partners ("Alchemy") as a majority shareholder of Parent. Alchemy indicated that Parent and it were willing to make a cash tender offer to acquire all of the outstanding shares of the Company's common stock for $17 per share. Alchemy's proposal was subject to due diligence and was accompanied by a letter from Bankers Trust ("BT") indicating that BT was highly confident that it could arrange the financing for a portion of the funds required by Parent to acquire shares of Company common stock. Representatives of the Financial Advisor communi-cated to Alchemy the Company's concerns as to the adequacy of Alchemy's price and the terms of its due diligence and financing conditions and the Company began negotiations with the other party.

     On July 9, 1998, the Company received another letter from Alchemy, together with a marked up Agreement and Plan of Merger and a set of draft commitment letters from a separate financing team at Credit Suisse First Boston ("CSFB"), outlining the terms by which CSFB would finance a portion of the funds required by Parent to acquire shares of Company Common Stock. Alchemy reiterated in its letter that its proposed price was for $17 per share and was subject to due diligence. In addition, during telephone conversations, representatives of Parent indicated that Parent would need an enhanced non-competition agreement with Mr. Davenport in order to proceed.

     On July 7, 1998, a representative of the other party indicated that it would require another week to perform additional due diligence on the Company prior to entering into a definitive agreement. On July 13, 1998, the other party indicated that it was no longer interested in pursuing an acquisition of the Company at the previously indicated price, but would be interested in pursuing an acquisition of the Company at a price less than the $17 per share price offered by Alchemy on behalf of Parent.

     In light of developments in the sales process, senior management of the Company and the Strategy Committee began on July 15, 1998 to review other strategic alternatives available to the Company, including a potential recapitalization. Senior management began discussions concerning such a potential recapitalization with representatives of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), who had been the Company's financial advisor in connection with the Share Repurchase. At the same time, representatives of the Financial Advisor and the Company continued to explore a possible transaction with Alchemy and Parent. Representatives of Parent indicated that it was not prepared to offer more than $17 per share. Representatives of the Financial Advisor and the Company had discussions with certain other parties who previously had expressed some interest in acquiring the Company about the possibility of such parties acting as an equity partner of Parent.

     On July 20, 1998, the Company publicly announced that it and WorldCom had entered into a point of sale marketing agreement whereby the Company will receive a commission on revenues that WorldCom generates from each eligible Company-originated customer. The Company also confirmed publicly on such date that, consistent with its commitment to enhance its business potential and value to stockholders, it was moving forward with its previously reported review of strategic alternatives, including a potential sale, merger, or recapitalization of the Company, as well as the possibility of strategic acquisitions.

     Representatives of the Company continued to have discussions with representatives of DLJ regarding the process and preparation required in connection with a potential recapitalization.

     On July 29, 1998, Alchemy and Parent communicated a renewed interest in exploring a tender offer for the Company's shares at $17 per share and representatives of the Company indicated that the Company might be interested in discussing a transaction. On July 30, 1998, Parent's legal advisors began a due diligence review of the Company. Representatives of the Company continued discussions with representatives of Parent and Alchemy as to the adequacy of price and the certainty of their offer and also began to negotiate the terms of a definitive agreement.

     From July 31, 1998 until August 11, 1998, representatives of the Company, Parent and Alchemy continued to negotiate the terms of a definitive agreement and address the Company's concerns as to price and the terms of Parent's due diligence and financing conditions. On August 4, 1998, the board of directors of Parent and representatives of Alchemy met to discuss the status of negotiations with respect to a definitive agreement with the Company, the financing arrangements with CSFB and the due diligence investigation of the Company being conducted by representatives of Parent. Shortly thereafter, representatives of Parent and Alchemy also requested that certain stockholders of the Company enter into agreements requiring them to tender their shares and vote in favor of the merger. Representatives of the Company also continued to have discussions with DLJ regarding a potential recapitalization during such time.

     On August 11, 1998, Parent and Alchemy raised their proposal to $17.25 per share.

     On August 12, 1998, the Strategy Committee held a special meeting to review, with the advice and assistance of the Company's financial and legal advisors, the terms and conditions of the proposed transactions. All members of the Strategy Committee participated in person. At such meeting, the Financial Advisor provided an oral opinion that, as of such date, the cash consideration to be received by holders of shares in the Offer and the Merger was fair from a financial point of view to such holders. Shearman & Sterling reviewed the fiduciary duties of members of the Board to stockholders and outlined the principal terms of the Offer and the Merger. The Strategy Committee then unanimously recommended that the Board approve the Merger Agreement and the transactions contemplated thereby.

     Immediately following the Strategy Committee meeting, the full Board held a special meeting to review, with the advice and assistance of the Company's financial and legal advisors, the terms and conditions of the proposed transactions. All members of the Board participated either in person or by telephone. At such meeting, the Financial Advisor reiterated for the full Board its oral opinion that, as of such date, the cash consideration to be received by holders of shares in the Offer and the Merger was fair from a financial point of view to such holders. Shearman & Sterling reviewed for the full Board the fiduciary duties of the Board to stockholders and outlined the principal terms of the Offer and the Merger. The Board then unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders, and authorized the execution and delivery of the Merger Agreement, recommended that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer, and recommended that the Company's stockholders approve and adopt the Merger Agreement.

     On August 12, 1998, the shareholders of Newmall met to consider and approve the subscription of $80 million of new shares of Newmall, the proceeds of which will be used by Newmall to provide the $80 million Equity Contribution (described and defined in Section 9 of the Offer to Purchase). The members of the board of directors of each Parent and the Purchaser approved the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement by unanimous written consent on August 12, 1998 and authorized the execution and delivery of the Merger Agreement and related documents.

     Following approval by the boards of directors of the Company, Parent and Purchaser, the Merger Agreement was executed and delivered on August 12, 1998. A non-competition agreement with Mr. Davenport and agreements with certain stockholders were also executed and delivered at such time. The transaction was publicly announced through a joint press release before the opening of the financial markets in the United States on August 13, 1998.

     Reasons for the Board's Recommendation. In approving the Merger Agreement and the transactions contemplated thereby, and recommending that holders of Shares accept the Offer and tender their shares pursuant to the Offer, the Board considered a number of factors, including, but not limited to, the following:

          (i) the views expressed by management of the Company (at the Board meeting on August 12, 1998 and at previous Board meetings) and the Board's knowledge regarding: (a) the financial condition, results of operations, business and prospects of the Company, including the prospects of the Company if the Company were to remain independent and (b) the strategic alternatives available to the Company;

          (ii) the results of the process designed and executed by the Company and the Financial Advisor to identify and solicit proposals from third parties to enter into a strategic transaction with the Company; specifically, the fact that the Financial Advisor had contacted 120 parties as potential purchasers, Confidential Offering Memoranda were sent to 65 potential purchasers, 16 preliminary indications of interest were received by the Financial Advisor, 12 potential purchasers were invited by the Company to participate in second round due diligence and that none of these potential purchasers had proposed a transaction that was more favorable to the Company and its stockholders and the Board's conclusion that it was not likely that any other party would propose an acquisition transaction that was more favorable to the Company and its stockholders;

          (iii) the views of management regarding the potential values that could be realized through a recapitalization transaction and the Board's conclusion that a sale of the Company pursuant to the Merger Agreement would be more attractive to the Company and its stockholders;

          (iv) the trading price of the shares of common stock both prior to and immediately following the Company's public announcement on May 7, 1998 of its intention to explore strategic alternatives; in particular, the Board acknowledged that the Shares had briefly traded as high as $22 per Share on the American Stock Exchange ("AMEX") on July 20, 1998 but noted that the $17.25 per Share to be paid in the Offer and in the Merger represents a premium of approximately 60.5% over the $10.75 closing sale price for the Shares on the AMEX on May 6, 1998, the last trading day prior to the public announcement that the Company would explore strategic alternatives, a premium of approximately 59.4% over the $10.82 average closing sale price for the shares on the AMEX one month prior to May 6, 1998 and a premium of approximately 205.3% over the average closing price for the Shares of $5.65 during the 12 months prior to May 6, 1998;

          (v) the analyses conducted by the Financial Advisor, oral and written presentations by the Financial Advisor at the August 12, 1998 Board meeting and the written opinion of the Financial Advisor delivered to the Board following the August 12, 1998 Board meeting that, as of such date, and subject to the assumptions made, matters considered and limitations set forth in such opinion, the consideration to be received by the holders of the Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such stockholders (a copy of the opinion of the Financial Advisor which sets forth the assumptions made, matters considered and limitations on the review undertaken is attached hereto as Annex II to this
     Schedule 14D-9 and is incorporated herein by reference). STOCKHOLDERS ARE URGED TO READ THE OPINION OF THE FINANCIAL ADVISOR CAREFULLY AND IN ITS ENTIRETY;

          (vi) the fact that the transactions contemplated by the Merger Agreement provided for an all cash payment to stockholders, with no financing condition; that Purchaser had received commitments for all required financing of the transaction and the views of management of the Company that there did not appear to be a significant risk of regulatory impediments to the consummation of the Merger;

          (vii) the fact that the Merger Agreement provides that if the Board determines in good faith, after receipt of advice from its outside counsel, that it is necessary to do so in order to comply with fiduciary duties under applicable law, it may furnish nonpublic information and data and enter into discussions and negotiations in connection with an alternative Acquisition Proposal and the fact that the Merger Agreement permits the Board, in the exercise of its fiduciary duties, to terminate the Merger Agreement in favor of another Acquisition Proposal (upon such termination, the Company would pay Parent a fee of $12,500,000); and

          (viii) while the Board recognized that the Merger Agreement includes a condition requiring the tender of at least 90% of the Company's outstanding Shares prior to the expiration of the Offer, the Board noted that certain shareholders had indicated an intention to enter into agreements requiring them to tender Shares representing approximately 50% of the currently outstanding Shares, and that certain directors and officers of the Company had indicated their intention of tendering Shares representing approximately an additional 7% of the Company's outstanding Shares; the Board further noted that, in the event that the Minimum Condition is not satisfied, Parent and Purchaser are required under the Merger Agreement to assist the Company in obtaining the stockholder approval required to effect a long-form merger, thereby increasing the likelihood of consummation of the transaction. Finally, the Board noted that the likelihood of obtaining stockholder approval for a long-form merger is increased by the fact that shares representing approximately 41% of the currently outstanding voting shares would be voted in favor of such a merger pursuant to a voting agreement entered into by certain of the Company's stockholders, and that certain directors and officers of the Company had indicated their intention of voting shares representing approximately an additional 12% of the voting shares in favor of such merger.

     The Board did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

     The Board recognized that, while the consummation of the Offer gives the Company's stockholders the opportunity to realize a premium, over the price at which the Shares were traded prior to the public announcement of the Company's exploration of strategic alternatives, tendering in the Offer would eliminate the opportunity for such stockholders to participate in the future growth and profits of the Company. The Board believes that the loss of the opportunity to participate in the growth and profits of the Surviving Corporation was reflected in the Offer price of $17.25 per Share. The Board also recognized that there can be no assurance as to the level of growth or profits to be attained by the Surviving Corporation in the future.

     It is expected that, if the Shares are not purchased by Parent in accordance with the terms of the Offer or if the Merger is not consummated, the Company's current management, under the general direction of the Board, will continue to manage the Company as an ongoing business.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Except as described below, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders on its behalf concerning the Offer.

     The Financial Advisor has been retained by the Company to act as financial advisor to the Company with respect to an acquisition transaction, such as the Offer, the Merger and matters arising in connection therewith. Pursuant to a letter agreement dated March 12, 1998 between the Company and the Financial Advisor, the Financial Advisor was paid a financial advisory fee of $250,000 and an opinion fee of $500,000, both of which are creditable toward a transaction fee of approximately $3,260,000 to which the Financial Advisor will become entitled upon consummation of the Offer or, in the event that the Offer is not consummated, upon consummation of the Merger. The Company also has agreed to reimburse the Financial Advisor for its reasonable out-of-pocket expenses, including reasonable fees and expenses of its counsel. The Company has further agreed to indemnify and hold harmless the Financial Advisor and each of its directors, officers, agents, employees and controlling persons against losses, claims, damages or liabilities (or actions or proceedings in respect thereof) related to or arising out of its rendering of services under its engagement as financial advisor, and will reimburse the Financial Advisor and each other person indemnified for all legal and other expenses as incurred in connection with investigating or defending any such loss, claim, damage, liability, action or proceeding.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, all of the Company's executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by such persons, subject to and consistent with applicable securities laws and any fiduciary obligations of such person.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as described in Items 3 and 4 above, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company; (iii) a tender offer for or other acquisition of securities by or of the Company, or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Items 3 or 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

BOARD OF DIRECTORS

     The Information Statement attached hereto as Annex I is being furnished in connection with the contemplated designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders, following the purchase by Purchaser of the number of Shares pursuant to the Offer necessary to satisfy the Minimum Condition.

REGULATORY APPROVALS

     The Company generally conducts its business pursuant to long-term contracts with each of the states in which it operates or the state agencies responsible for emissions testing programs. None of the state contracts to which the Company is currently a party require any notice or consent to be obtained by the Company, Purchaser or Parent prior to the consummation of the Offer or the Merger. Licenses obtained by the Company from the Bureau of Automotive Repair (the "Bureau") in connection with the business carried on pursuant to the Company's agreement with Atlantic Richfield Company must be reissued by the Bureau upon a change of company ownership. To obtain a valid license registration, the new owner must submit a new application, accompanied by the license application fee.

     With respect to matters relating to antitrust, the information set forth in
Section 14 of the Offer to Purchase entitled "Certain Legal Matters" filed by Parent and Purchaser with the Securities and Exchange Commission on August 19, 1998 is hereby incorporated by reference.

CERTAIN LITIGATION

     Other than as disclosed in the Company's most recently filed annual report on Form 10-K and its most recently filed report on Form 10-Q, the Company is not currently subject to any material litigation. No such litigation involves the proposed acquisition of the Company by Parent and Purchaser.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.
-----------
Exhibit 1      Agreement and Plan of Merger dated as of August 12, 1998
               among the Parent, the Purchaser and the Company, to be filed as Exhibit 99(a)(1) to the Purchaser's Tender Offer
               Statement on Schedule 14D-1 filed with the SEC on August 19,
               1998.
Exhibit 2      Letter dated August 19, 1998, from the Chairman of the Board and Chief Executive Officer to the stockholders of the
               Company.*
Exhibit 3      Joint Press release issued by Parent and the Company dated
               August 13, 1998, to be filed as Exhibit 99(a)(8) to the
               Purchaser's Tender Offer Statement on Schedule 14D-1 filed with the SEC on August 19, 1998.
Exhibit 4      Opinion of Credit Suisse First Boston Corporation dated
               August 12, 1998 (included as Annex II to this Statement).*
Exhibit 5      Confidentiality Agreement between Parent and the Company
               dated May 8, 1998, to be filed as Exhibit 99(c)(4) to the
               Purchaser's Tender Offer Statement on Schedule 14D-1 filed with the SEC on August 19, 1998.
Exhibit 6      1993 Company Stock Option Plan.

---------------

* Included with Schedule 14D-9 mailed to stockholders of the Company.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      ENVIROTEST SYSTEMS CORP., INC.

                                      By: /s/ C. MICHAEL ALSTON
                                          ----------------------------------
                                          Name:  C. Michael Alston
                                          Title: General Counsel and Secretary

Dated:  August 19, 1998

                                                                         ANNEX I

                            ENVIROTEST SYSTEMS CORP.
                                246 SOBRANTE WAY
                          SUNNYVALE, CALIFORNIA 94086
                                 (301) 530-8110

                            ------------------------

                         INFORMATION STATEMENT PURSUANT
                       TO SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                            ------------------------

             NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                       NO PROXIES ARE BEING SOLICITED AND
               YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

                            ------------------------

     This information statement (the "Information Statement"), which is being mailed on or about August 19, 1998 to the holders of shares of the Company's Class A Common Stock, par value $.01 per share ("Shares" or "Class A Shares"), of Envirotest Systems Corp., a Delaware corporation (the "Company"), is being furnished in connection with the designation by Stone Rivet, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Environmental Systems Products, Inc., a Delaware corporation ("Parent"), of persons (the "Purchaser Designees") to the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger dated as of August 12, 1998 (the "Merger Agreement") among the Company, Parent and Purchaser. Terms not defined in this Information Statement shall have the meaning ascribed to them in the Merger Agreement.

     Pursuant to the Merger Agreement, among other things, Purchaser commenced a cash tender offer on August 19, 1998 to purchase all of the issued and outstanding Shares at a price of $17.25 per Share, net to the seller in cash, as described in Purchaser's Offer to Purchase dated August 19, 1998 and the related Letter of Transmittal (which Offer to Purchase and related Letter of Transmittal together constitute the "Offer"). The Offer is scheduled to expire at 12:00 Midnight, New York City time, on September 30, 1998, unless extended. The Offer is subject to, among other things, the condition that a number of Shares representing (i) not less than 90% of all outstanding Shares on a primary basis (assuming conversion of all shares of Class B Common Stock, par value $.01 per share ("Class B Shares"), and shares of Class C Common Stock, par value $.01 per share ("Class C Shares"), into Shares), and (ii) 100% of the Shares that are issuable upon conversion (and assuming conversion thereof of all outstanding Class B Shares and Class C Shares being validly tendered prior to the expiration of the Offer and not withdrawn (the "Minimum Condition"). The Merger Agreement also provides for the merger (the "Merger") of Purchaser with and into the Company as soon as practicable after consummation of the Offer. Following the consummation of the Merger (the "Effective Time"), the Company will be the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of Parent. In the Merger each Share and each Class B Share and Class C Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or by Parent, Purchaser, or any indirect or direct wholly owned subsidiary of the Parent or the Company, all of which will be canceled, and other than Shares, if any, held by stockholders who have perfected rights as dissenting stockholders under the Delaware General Corporation Law (the "Delaware Law")) will be converted into the right to receive cash in an amount of $17.25 per Share.

RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER DESIGNEES

     The Merger Agreement provides that, promptly upon the purchase by Purchaser of Shares pursuant to the Offer and from time to time thereafter, Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board to give Purchaser representation on the Board that equals the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to the Merger Agreement) and (ii) the percentage that the aggregate number of Shares beneficially owned by Purchaser and its affiliates (including any Shares purchased pursuant to the Offer) bears to the total number of outstanding Shares. The Company shall, upon request by Purchaser, promptly either increase the size of the Board (and shall if necessary, amend the Company's By-Laws to permit such an increase) or use its reasonable best efforts to secure the resignation of such number of directors as is necessary to enable Purchaser's Designees to be elected to the Board and shall cause Purchases Designees to be so elected. The Merger Agreement also provides that, promptly upon request by Purchaser, the Company will use its reasonable best efforts to cause persons designated by Purchaser to constitute the same percentage as the number of Purchaser's Designees to the Board to the total number of directors on the Board on (i) each committee of the Board, (ii) each board of directors or similar governing body or bodies of each subsidiary of the Company designated by Purchaser and (iii) each committee of each such board or body.

     Following the election or appointment of the Purchaser Designees and prior to the Effective Time, any amendment of the Merger Agreement or the Certificate of Incorporation or By-laws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any obligations or other acts of Parent or Purchaser or any waiver of any of the Company's rights thereunder shall require the concurrence of a majority of the Directors of the Company present at the meeting who are not designees of Purchaser or employees of the Company.

     The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and other information concerning the Offer and the Merger are contained in the Offer to Purchase and in the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company (the "Schedule 14D-9") with respect to the Offer, copies of which are being delivered to stockholders of the Company contemporaneously herewith. Certain other documents (including the Merger Agreement) were filed with the Securities and Exchange Commission (the "SEC") as exhibits to the Schedule 14D-9 and as exhibits to the Tender Offer Statement on Schedule 14D-1 of the Purchaser and Parent (the "Schedule 14D-1"). The exhibits to the Schedule 14D-9 and the
Schedule 14D-1 may be examined at, and copies thereof may be obtained from, the regional offices of and public and reference facilities maintained by the SEC (except that the exhibits thereto cannot be obtained from the regional offices of the SEC) in the manner set forth in Sections 7 and 8 of the Offer to Purchase. The Company has been informed that the Parent intends to finance the purchase of Shares in the Offer and the Merger by making capital contributions to Purchaser from available cash and from some combination of borrowings. Environmental Systems Products Holdings, Inc., a Delaware corporation that will wholly own and control Parent ("Holdings") will advance funds, directly or indirectly, to Purchaser through Parent, through capital contributions and/or loans, in such amounts as are necessary to fund Purchaser's obligations with respect to the Offer and the Merger (including the refinancing of certain obligations of the Company and the Parent). The approximately $57.3 million required to pay the net consideration in respect of outstanding options to purchase 4,319,135 Shares is expected to be funded from the Company's then existing cash on hand and up to $10.5 million from the Purchaser.

     Holdings plans to obtain all funds needed to make such capital contributions and/or loans to Purchaser (a) from an equity contribution in the amount of approximately $80 million from the stockholders of Newmall (the "Equity Contribution"), (b) from existing cash on hand of approximately $92.5 million from the Company, (c) from borrowings of approximately $395 million under a new senior secured term credit facility (the "Term Loan Facility"), and up to $l0.6 million under a new revolving credit facility (the "Revolving Loan Facility", and together with the Term Loan Facility, the "Credit Facilities"),
(d) from the issuance by Holdings of senior subordinated notes in the principal amount of $225 million (the "Senior Subordinated

Notes") or, in lieu thereof, from borrowings by Holdings under a bridge loan facility (the "Bridge Loan Facility")

     No action is required by the stockholders of the Company in connection with the election or appointment of the Purchaser Designees to the Board. However,
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's stockholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's stockholders.

     The information contained in this Information Statement concerning Parent, Purchaser and the Purchaser Designees, has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information. The Schedule 14D-1 indicates that the principal executive offices of Parent and Purchaser are located at 7 Kripes Road, East Granby, Connecticut 06026.

                             SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

GENERAL

     Although the Company's authorized capital stock consists of three classes of shares with voting and other privileges varying according to each, only shares of Class A Common Stock may be tendered pursuant to the Offer. Each such share of Class A Common Stock is entitled to one vote. As of July 31, 1998, there were 12,118,108 shares of Common Stock outstanding which were eligible, on conversion of Class B Shares and Class C Shares into Class A Shares, to be tendered pursuant to the Offer. The Board currently consists of six members. Each director holds office until his successor is elected and qualified or until his earlier death, resignation or removal.

PRINCIPAL STOCKHOLDERS

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information, based primarily on information provided by the Company's transfer agent, as of the period immediately prior to the filing of the Company's most recent proxy statement, regarding beneficial ownership of all classes of the Company's voting common stock by each person (including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934) who is known by the Company to own more than 5% of any class of the Company's voting common stock, each director, each "named" executive officer (as that term is used in Item 402 of Regulation S-K) and all directors and executive officers as a group.

                                                    CLASS A COMMON STOCK            CLASS B COMMON STOCK
                                                ----------------------------    ----------------------------
                                                                 PERCENTAGE                      PERCENTAGE
                                                   NUMBER         OF CLASS         NUMBER         OF CLASS
                                                BENEFICIALLY    BENEFICIALLY    BENEFICIALLY    BENEFICIALLY
                                                   OWNED           OWNED           OWNED           OWNED
                                                ------------    ------------    ------------    ------------
Chester C. Davenport(a).......................   3,454,253          30.7%        2,040,775          100%
Envirotest Systems Corp.
6903 Rockledge Drive, Suite 214
Bethesda, Maryland 20817

TSG Ventures, L.P.............................   2,246,818          25.4%               --           --
1055 Washington Blvd.
Stamford, Connecticut 06901

Chemical Equity Associates (A California
  Limited Partnership)(b).....................   2,026,111          18.7%               --           --
380 Madison Avenue, 12th Floor
New York, New York 10017

Appaloosa Management, L.P.(c).................   1,224,800          13.9%               --           --
David A. Tepper
51 John F. Kennedy Parkway
Short Hills, New Jersey 07078

Kane Partners, L.P.(d)........................     717,658           8.1%               --           --
80 East Middle Patent Road
Bedford, New York 10506

Cleveland A. Christophe(d)....................   2,267,651          25.6%               --           --
TSG Ventures L.P.
177 Broad Street
Stamford, Connecticut 06901

Edward Dugger, III(f).........................      18,331             *                --           --

Richard L. Gelfond(g).........................   1,009,691          11.3%               --           --
Cheviot Capital Advisors Inc.
P.O. Box 571
Southampton, New York 11969

R.W. Kasten, Jr.(h)...........................      15,333             *                --           --

F. Robert Miller(i)...........................     266,640           2.9%               --           --

Raj Modi(j)...................................     136,732           1.5%               --           --

C. Michael Alston(k)..........................      76,216             *                --           --

Lawrence Taylor(l)............................     121,265           1.4%               --           --
All directors and officers as a group (16
  persons)....................................   6,866,111          57.0%        2,040,775          100%

---------------
* Less than 1%

(a) Represents shares owned by Rockspring Management, Inc. and The Chester Corporation, both of which are wholly owned corporations of Mr. Davenport, and Mr. Davenport directly. Includes (i) 375,375 shares of Class A Common Stock issuable upon the exercise of options to purchase Class A Common Stock, which are exercisable at the option of the holder within sixty (60) days; (ii) 1,249,749 shares of Class B Common Stock and options to purchase 791,026 shares of Class B Common Stock which are exercisable at the option of the holder within sixty (60) days; and (iii) 717,658 shares of Class A Common Stock owned by Kane Partners, L.P. Mr. Davenport, a Director of the Company, controls the General Partner of Georgetown Partners Limited Partnership ("Georgetown Partners"), which is a limited partner of Kane Partners, L.P. Georgetown Partners shares voting and investment power with respect to shares held by Kane Partners, L.P. Shares of Class B Common Stock are convertible at the option of the holder at any time into an equal number of shares of Class A Common Stock.

(b) Represents shares of Class A Common Stock issuable upon the conversion of Class C Common Stock, which are convertible at the option of Chase Banking Corporation. The Class C Common Stock does not have ordinary voting rights for the election of directors or other matters generally requiring a stockholder vote.

(c) The information on Appaloosa Management, L.P. and David A. Tepper and their beneficial ownership of Class A Common Stock is based on Schedule 13D filed with the Securities and Exchange Commission on August 18, 1997.

(d) The information on Kane Partners, L.P. and its beneficial ownership of the Class A Common Stock is based on Schedule 13G filed with the Securities and Exchange Commission on February 17, 1994.

(e) Represents 2,246,818 shares owned by TSG Ventures L.P. Mr. Christophe, a Director of the Company, is an officer, director, and shareholder of the general partner of TSG Ventures L.P., and is a principal of an entity which provides advisory services to TSG Ventures L.P. and may be deemed to share voting and investment power with respect to such shares. Also includes 8,333 shares of Class A Common Stock issuable upon the exercise of options to purchase Class A Common Stock, which are exercisable at the option of the holder within sixty (60) days.

(f) Includes 8,333 shares of Class A Common Stock issuable upon the exercise of options to purchase Class A Common Stock, which are exercisable at the option of the holder within sixty (60) days.

(g) Represents (i) shares owned by Kane Partners, L.P.; (ii) 9,000 shares owned by Cheviot Capital Advisors (Pension Plan); (iii) options to purchase 100,000 shares of Class A Common Stock held by Cheviot Capital Advisors Inc. which are exercisable by the holder within sixty (60) days; (iv) 8,333 shares of Class A Common Stock issuable upon the exercise of options to purchase Class A Common Stock, which are exercisable at the option of the holder within sixty (60) days; (v) 137,000 shares held directly by Mr. Gelfond; and (vi) 22,300 shares held by trusts for which Mr. Gelfond is the trustee, for the benefit of Mr. Gelfond's children. Mr. Gelfond, a Director of the Company, is the Vice President of the General Partner of Kane Partners, L.P. and shares voting and investment power with respect to such shares, and is the President and sole stockholder of Cheviot Capital Advisors Inc.

(h) Includes 12,333 shares of Class A Common Stock issuable upon the exercise of options to purchase Class A Common Stock, which are exercisable at the option of the holder within sixty (60) days.

(i) Represents 133,320 shares of Class A Common Stock issuable upon the exercise of options to purchase Class A Common Stock, which are exercisable at the option of the holder within sixty (60) days.

(j) Includes 71,666 shares of Class A Common Stock issuable upon the exercise of options to purchase Class A Common Stock, which are exercisable at the option of the holder within sixty (60) days. Also includes 15,230 shares owned by members of Mr. Modi's immediate family. Mr. Modi disclaims beneficial ownership of such shares.

(k) Includes 75,666 shares of Class A Common Stock issuable upon the exercise of options to purchase Class A Common Stock, which are exercisable at the option of the holder within sixty (60) days.

(l) Includes 68,333 shares of Class A Common Stock issuable upon the exercise of options to purchase Class A Common Stock, which are exercisable at the option of the holder within sixty (60) days.


                        DIRECTORS AND EXECUTIVE OFFICERS


THE PURCHASER DESIGNEES

     Purchaser has informed the Company that each of the Purchaser Designees listed below has consented to act as a director.

     None of the Purchaser Designees is a director of, or holds any position with, the Company. To the best knowledge of the Company, none of the Purchaser Designees or their associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Company or has been involved in any transactions with the Company or any of its directors or executive officers that are required to be disclosed pursuant to the rules and regulations of the SEC.

     It is expected that the Purchaser Designees may assume office at any time following the purchase by Purchaser of such number of Shares that satisfies the Minimum Condition, which purchase cannot be earlier than October 1, 1998 and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board.

     Biographical information concerning each of the Purchaser Designees, directors and executive officers is presented on the following pages. The Purchaser Designees are:

                                                POSITION WITH PARENT; PRINCIPAL OCCUPATION
NAME AND BUSINESS ADDRESS                       OR EMPLOYMENT; FIVE-YEAR EMPLOYMENT HISTORY
-------------------------                       -------------------------------------------
Terrence P. McKenna                             President, Chief Executive Officer and
7 Kripes Road                                   Director of Parent since its formation in
East Granby, CT 06026                           1989. Age: 47.

Rinaldo R. Tedeschi                             Executive Vice President, Chief Operating
7 Kripes Road                                   Officer and Director of Parent since its
East Granby, CT 06026                           formation in 1989. Age: 49.

David J. Langevin                               Executive Vice President, Chief Financial
7 Kripes Road                                   Officer and Director of Parent since April
East Granby, CT 06026                           1998. From 1994 to 1998, Executive Vice
                                                President of Terex Corporation and from
                                                March 1993 to December 1993, Acting Chief
                                                Financial Officer of Terex Corporation.
                                                Age: 47.

Eric Walters                                    Director of Parent since July 1998. Partner
c/o Alchemy Partners                            at Alchemy Partners since 1997. From 1987
20 Bedfordbury                                  to 1997, Partner at Schroder Ventures. Age:
London                                          54
WC2N 4BL
England

Susan M. Woodman                                Counsel of Alchemy Partners since June
c/o Alchemy Partners                            1998, Partner at Wedlake Saint solicitors
20 Bedfordbury                                  from 1995 to 1998. From 1991 to 1995,
London                                          Partner at Edge & Ellison solicitors. Age:
WC2N 4BL                                        45.
England

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information concerning the executive officers of the Company as of August 12, 1998.

NAME                             AGE             CURRENT POSITION AND BUSINESS EXPERIENCE
----                             ---             ----------------------------------------
Chester C. Davenport...........  57    Chairman of the Board of Directors since September 1990;
                                       Managing Director of Georgetown Partners Limited
                                       Partnership, a merchant banking firm ("Georgetown
                                       Partners"), since September 1988; Senior Partner in
                                       Washington, D.C. law firm of Davenport and Seay from 1979 to
                                       1987 and from 1973 to 1976; Managing General Partner of
                                       First City Properties, an investment partnership, from 1979 to 1985; Assistant Secretary of Transportation for Policy
                                       and International Affairs from 1977 to 1979.
F. Robert Miller...............  54    President, Chief Executive Officer and director since 1996;
                                       President, Chief Executive Officer and director of SC and
                                       its predecessors from 1987 to 1995.

NAME                             AGE             CURRENT POSITION AND BUSINESS EXPERIENCE
----                             ---             ----------------------------------------
Mark Thomas....................  42    Executive Vice President and Chief Development Officer of
                                       the Company since March 1998; Senior Vice President and
                                       Director of Corporate Development of ITT Corporation from
                                       June 1997 to February 28, 1998; Vice President and Director
                                       of Corporate Development of ITT from October 1995 to June
                                       1997; Senior Vice President and Director of Corporate
                                       Development for ITT Sheraton Corporation from June 1994 to
                                       October 1995; Senior Vice President and General Counsel of
                                       Hilton Gaming Corporation from April 1994 to June 1994; Vice
                                       President and General Counsel of Sheraton Gaming Corporation
                                       from April 1993 to April 1994; Various positions in the Law
                                       Department of Holiday Corporation and its successor
                                       corporation, The Promus Companies Incorporated, the parent company of Holiday Inns, Hampton Inns, Embassy Suites,
                                       Homewood and Harrah's from May 1980 to April 1993.
Richard P. Webb................  56    Executive Vice President, Chief Operating Officer since
                                       April 1997; Independent Consultant from September 1996 to
                                       April 1997; President & Chief Operating Officer, Shared
                                       Technologies Cellular, Inc. December 1995 to September 1996;
                                       Independent Consultant from September 1995 to December 1995;
                                       Chief Executive Officer, Ambac BV (a Dutch company) from May
                                       1987 to October 1995.
Raj Modi.......................  45    Vice President, Chief Financial Officer, Treasurer and
                                       Assistant Secretary since January 1993; Controller from July
                                       1992 to January 1993; Controller of ETI from December 1986 to July 1992.
Michael Alston.................  40    Vice President and General Counsel of the Company June 4,
                                       1998; Vice President, General Counsel and Secretary from
                                       September 1992 to September 1997; Executive Vice President
                                       and General Counsel of Horne Engineering Services, Inc. from
                                       March 1992 to September 1992.
Lawrence H. Taylor.............  53    Vice President of Marketing since January 1994; divisional
                                       Vice President of Marketing and Sales of the Company from
                                       April 1992 to January 1994 and of ETI from 1989 to April
                                       1992.
Laura E. Baker.................  43    Vice President of Corporate Communications since January
                                       1996; Vice President of Corporate Communications of SC from
                                       September 1994 to January 1996; Director of Corporate
                                       Communications from April 1992 to September 1994; Manager of
                                       Marketing Services of SC from 1985 to April 1992.
John Pachuta...................  48    Vice President of Engineering since June 1, 1998; Director of Engineering since March 1994. Director, Bureau of Motor
                                       Vehicles, Commonwealth of Pennsylvania from 1980 to 1993.
Perry J. Ludy..................  46    Vice President of Operations since February 1996; Vice
                                       President of SC from December 1994 to February 1996;
                                       President of U.S. Auto Glass, Inc. from December 1990 to
                                       December 1994.
Richard M. Tucker..............  50    Vice President of Program Development since January 1996;
                                       Vice President of Program Development of SC from March 1992 to January 1996; Director of International Marketing of SC
                                       from August 1991 to March 1992.

NAME                             AGE             CURRENT POSITION AND BUSINESS EXPERIENCE
----                             ---             ----------------------------------------
James Burley...................  49    Vice President of Administration since July 1996; Human
                                       Resources Manager for the Hughes Research Laboratories from
                                       January 1992 to July 1996; Manager of Human Resources
                                       Administration for the Electron Dynamics Division of Hughes
                                       Electronics from July 1984 to January 1992.

     All officers are elected annually and serve at the discretion of the Board of Directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company is a party to a Legislative Monitoring Consulting Services Agreement with Kasten & Company. Mr. Kasten, a Class A director, is the sole owner of Kasten & Company. See "Compensation Committee Interlocks and Insider Participation".

     During fiscal 1996, the Company made a bridge loan of $350,000 to Mr. Modi, Vice President, Chief Financial Officer, Treasurer and Assistant Secretary, the loan proceeds were used for relocation expenses and the purchase of a new residence in the Sunnyvale, California area, the location of the Company's new headquarters. The loan bore interest at the applicable treasury bill rate per annum. Mr. Modi repaid the bridge loan in fiscal 1997. As of September 30, 1997, the balance outstanding on a separate loan of $100,000 (with interest at 7.5% per annum), which Mr. Modi has with the Company, is $72,755.73, and all payments are current on such loan.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

     During the fiscal year ended September 30, 1997, there were four meetings of the Board. All of the directors of the Company, with the exception of Mr. Cogut who is no longer a member of the Board, attended 75% or more of the meetings of the Board and the committees on which they served.

     As of January 1998, the Audit Committee of the Board consists of Mr. Dugger, Mr. Christophe and Mr. Gelfond. The Audit Committee monitors and supervises the Company's relationship with its independent public accountants, reviews the internal audit and control functions and procedures of the Company and makes recommendations to the Board accordingly. As of May 12, 1997, the Compensation Committee of the Board consists of Mr. Christophe and Mr. Dugger. The Compensation Committee reviews and makes recommendations to the Board regarding the compensation policies of the Company, administers the Company Stock Option Plan, and makes recommendations to the Board regarding any discretionary compensation to be paid to officers or key personnel of the Company.

     The Development Committee of the Board consists of Mr. Christophe, Mr. Dugger and Mr. Kasten. This Committee is responsible for determining the reasonableness and favorability of the terms of related party transactions having an aggregate value in excess of $2,000,000. Members of this committee must be disinterested as to the transaction in question.

     The Management Committee consists of Mr. Christophe, Mr. Davenport and Mr. Gelfond. This committee was formed to conduct a search for, and recommend, an appropriate candidate to serve as President and Chief Executive Officer. This committee is also responsible for consulting with the President of the Company.

     During the fiscal year ended September 30, 1997, the Board established a Director Plan Committee to determine the terms of grants to non-employee directors. The members of the Director Plan Committee are Mr. Davenport and Mr. Miller. During that year, the Board also established a Capital Market Strategy Committee to advise the Board on matters relating to improvement of the Company's stock value. The members of this Committee are Mr. Davenport, Mr. Christophe and Mr. Gelfond.

     During the fiscal year ended September 30, 1997, there were no meetings of the Executive Committee, one meeting of the Audit Committee, no meetings of the Development Committee, two meetings of the

Compensation Committee, no meetings of the Management Committee and one meeting of the Director Plan Committee. In 1997, one meeting of the Capital Market Strategy Committee was held.

     The Board does not have a nominating committee. The selection of nominees for the Board is made by the entire Board.

DIRECTOR COMPENSATION

     Members of the Board are reimbursed by the Company for their travel expenses incurred in attending Board and Committee meetings. Members of the Board who are not also officers of the Company or any of its subsidiaries and who are not affiliated with a stockholder of the Company, receive compensation of $1,000 for each Board meeting attended. Outside Directors are granted 5,000 options to purchase shares of Class A Common Stock of the Company upon election to the Board and 3,000 such options on each succeeding January 1st.

COMPENSATION OF EXECUTIVE OFFICERS

     The following table sets forth the compensation paid or awarded by the Company to the Chief Executive Officer and the four most highly compensated executive officers of the Company for services rendered in all capacities during the fiscal years ended September 30, 1995, 1996 and 1997:

                           SUMMARY COMPENSATION TABLE

                                                ANNUAL                                LONG-TERM
                                             COMPENSATION                            COMPENSATION
                                             ------------          OTHER ANNUAL         AWARDS          ALL OTHER
NAME AND PRINCIPAL POSITION     YEAR      SALARY       BONUS       COMPENSATION        OPTIONS         COMPENSATION
---------------------------     ----      ------       -----       ------------      ------------      ------------
Chester C. Davenport..........  1995      551,256          --              --                --          38,388(a)
Chairman of the Board           1996      619,221          --              --                --         131,170(a)
                                1997      602,766          --         1,575(b)        145,000(o)         31,125(a)
                                  --           --          --              --         339,542(p)               --
F. Robert Miller..............  1996      187,500          --              --         400,000(j)          6,337(k)
President and Chief Executive
  Officer                       1997      296,668          --         5,000(b)               --           7,950(k)
C. Michael Alston.............  1995      189,950          --         1,910(b)         10,000(f)          4,298(c)
Vice President, General
  Counsel & Secretary             --           --          --              --          36,000(h)               --
                                  --           --          --              --          40,000(g)               --
                                1996      217,626          --         3,481(b)               --           3,100(c)
                                1997      224,974          --           615(b)         55,000(q)          3,200(c)
                                  --           --          --              --                --          12,111(n)
Raj Modi......................  1995      175,000          --        37,294(d)         50,000(h)          8,561(e)
Vice President, Chief
  Financial Officer and
  Assistant Secretary             --           --          --              --          10,000(f)               --
                                  --           --          --              --          15,000(i)               --
                                1996      204,340          --        62,785(d)               --          32,813(e)
                                1997      242,104      35,000        42,456(d)         65,000(q)          7,950(e)
Lawrence H. Taylor............  1995      165,000          --         2,500(l)         10,000(f)          7,650(m)
Marketing Vice President          --           --          --              --          50,000(h)               --
                                  --           --          --              --          15,000(i)               --

                                                ANNUAL                                LONG-TERM
                                             COMPENSATION                            COMPENSATION
                                             ------------          OTHER ANNUAL         AWARDS          ALL OTHER
NAME AND PRINCIPAL POSITION     YEAR      SALARY       BONUS       COMPENSATION        OPTIONS         COMPENSATION
---------------------------     ----      ------       -----       ------------      ------------      ------------
                                1996      179,945          --        90,323(l)               --           7,750(m)
                                1997      195,450          --        88,349(l)         55,000(q)          7,777(m)

---------------
(a) Represents contributions matching employees' deferred compensation of $4,823 in 1995, $4,750 in 1996 and $4,750 in 1997 and profit sharing contributions made by the Company of $5,756 in 1995, $3,100 in 1996 and $3,200 in 1997, in
    each case under the Company's 401(k) savings plan, and $27,809 in 1995, $23,175 in 1996 and $23,175 in 1997 representing that part of the premiums paid by the Company under Mr. Davenport's key man life insurance policy attributable to the policy proceeds as to which Mr. Davenport may name the beneficiary. Includes payment of accrued vacation of $100,145 in 1996.

(b) Represents reimbursements made under the Company's medical reimbursement program.

(c) Represents profit sharing contributions made by the Company under the Company's 401(k) savings plan.

(d) Represents relocation expense payments of $32,984 in 1995, $57,785 in 1996 and $39,247 in 1997 (including gross-up for taxes payable thereon of $11,716 in 1995 and $5,191 in 1996 which were paid in the subsequent fiscal years) and reimbursements made under the Company's medical reimbursement program of $4,310 in 1995, $5,000 in 1996 and $3,209 in 1997.

(e) Represents contributions matching employee's deferred compensation of $4,927 in 1995, $4,482 in 1996 and $4,750 in 1997 and profit sharing contributions made by the Company of $3,634 in 1995, $3,100 in 1996 and $3,200 in 1997, in
    each case under the Company's 401(k) savings plan. Also includes payment of accrued vacation of $25,231 for 1996.

(f) Represents stock options previously granted at an exercise price of $20.00 per share which were canceled and reissued on June 8, 1994 under the Company's Stock Option Plan at an exercise price of $6.125 per share.

(g) Represents stock options previously granted at an exercise price of $15.875 per share which were canceled and reissued on October 14, 1993 under the Company's Stock Option Plan at an exercise price of $6.125 per share.

(h) Represents stock options previously granted at an exercise price of $16.00 per share which were canceled and reissued on March 30, 1993 under the Company's Stock Option Plan at an exercise price of $6.125 per share.

(i) Represents stock options granted on July 27, 1995 under the Company's Stock Option Plan at an exercise price of $6.125 per share.

(j) Represents options to purchase Class A Common Stock. 200,000 of such options have an exercise price of $2.75 (closing price on the date of grant) and the remaining 200,000 options have an exercise price of $2.8375 (the average closing price for the 5 trading day period ending thirty days after the date of such grant). Such options were granted under the Company's Stock Option Plan.

(k) Represents contributions matching employees' deferred compensation of $3,237 in 1996 and $3,200 in 1997 and profit sharing contributions made by the Company under the Company's 401(k) savings plan of $3,100 in 1996 and $4,750 in 1997.

(l) Represents relocation expense payments of $87,290 in 1996 and $79,999 in 1997, reimbursements under the Company's medical reimbursement program of $2,500 in 1995, $3,033 in 1996 and $4,150 in 1997, and an automobile allowance of $4,200 in 1997.

(m) Represents contributions matching employee's deferred compensation of $4,650 in 1995, $4,650 in 1996 and $4,750 in 1997 and profit sharing contributions made by the Company of $3,000 in 1995, $3,100 in 1996 and $3,027 in 1997.

(n) Represents payment of accrued vacation of $12,111 in 1997.

(o) Represents options to purchase Class A Common Stock at an exercise price of $3.375 per share granted under the Company's Stock Option Plan.

(p) Represents stock options previously granted at an exercise price of $16.00 per share or $20.00 which were canceled and reissued on October 31, 1996 under the Company's Stock Option Plan at an exercise price of $6.125 per share.

(q) Represents options to purchase Class A Common Stock at an exercise price of $3.375 per share granted under the Company's Stock Option Plan.

OPTION VALUE TABLE

     The following table sets forth, as of September 30, 1997, the number of options and the value of unexercised options held by the Company's Chief Executive Officer and the four most highly compensated executive officers during fiscal 1997:

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES

                                                NUMBER OF                VALUE OF UNEXERCISED
                                           UNEXERCISED OPTIONS           IN-THE-MONEY OPTIONS
NAME                                      AT SEPTEMBER 30, 1997         AT SEPTEMBER 30, 1997
----                                    -------------------------    ----------------------------
                                        791,026      (exercisable)   $3,229,562      (exercisable)

Chester C. Davenport..................  484,542    (unexercisable)      154,063    (unexercisable)
                                        133,320      (exercisable)      223,988      (exercisable)

F. Robert Miller......................  266,680    (unexercisable)      440,023    (unexercisable)
                                         57,333      (exercisable)            0      (exercisable)

C. Michael Alston.....................   47,000    (unexercisable)       19,479    (unexercisable)
                                         50,000      (exercisable)            0      (exercisable)

Raj Modi..............................   90,000    (unexercisable)       69,063    (unexercisable)
                                         50,000      (exercisable)            0      (exercisable)

Lawrence H. Taylor....................   80,000    (unexercisable)       58,438    (unexercisable)

MATERIAL CONTRACTS AND AGREEMENTS WITH EXECUTIVE OFFICERS

EMPLOYMENT AGREEMENTS

     The Davenport Agreement. Mr. Davenport has an employment agreement with the Company (the "Davenport Agreement") that provides for a three year employment term, which is automatically renewed for subsequent two-year terms unless notice of non-renewal is given (the initial term under such agreement expired in January 1996 and it has been automatically renewed until January
2000). The Davenport Agreement provides for a base salary of $500,000 per year (which is subject to an annual increase on April 1 of each year based upon the change in the Consumer Price Index or 5%, whichever is greater). The Davenport Agreement provides for the grant to Mr. Davenport of options under the Company's Stock Option Plan for the purchase of 289,542 shares of the Company's Class A Common Stock at an exercise price per share equal to $16.00, the initial public offering price of the Class A Common Stock. Options to purchase 144,771 shares vested on the date of grant (which was March 30, 1993) and the remaining options vested on March 30, 1995. The options expire if not exercised on the tenth anniversary of the date of grant. On October 31, 1996, the Compensation Committee approved the cancellation of these options and issued the same number of options at an exercise price of $6.125 per share, a price which was above the fair market value of the Class A Common Stock on the date of the reissuance. The Davenport Agreement stipulates that Mr. Davenport will devote to the Company that amount of his time and energies necessary for the performance of his duties as Chairman of the Board of the Company and will not, during the term of his employment, engage in any business activity, or acquire an ownership interest in any entity, that is competitive with any line of business in which the Company is engaged. The Davenport Agreement also provides that for a period of twenty-four months after termination of his employment with the Company other than for "Cause" (as defined below) or because of Mr. Davenport's permanent disability, Mr. Davenport will continue to receive payment of his base salary, provided that he does not (without the written approval of the Board of Directors of the Company) engage in any business in competition with the Company or its subsidiaries, as such business is conducted on the date on which his employment with the Company is terminated. In addition, if the Company terminates the employment of Mr. Davenport other than for Cause, or as a result of the sale of the Company to another entity which does not accept an assignment of the Davenport Agreement, in each case prior to the expiration of the term of the Davenport Agreement, then Mr. Davenport is entitled to receive, for the remainder of the term, all base salary and bonus payments, and fifty percent (50%) of his base salary and bonus payments for three years thereafter, plus other benefits Mr. Davenport otherwise would have been entitled to receive for such time period. Under the Davenport Agreement, such payments will not, in the aggregate, result in Mr. Davenport being entitled to more than one hundred percent of his salary and bonus during any period after his termination. The Company has also agreed to cover Mr. Davenport during the term of the Davenport

Agreement with a "key man" life insurance policy in an amount equal to $2.5 million, with the Company as the beneficiary of $1.0 million and a designee of Mr. Davenport as the beneficiary of $1.5 million thereof.

     In June, 1998, the Davenport Agreement was amended to provide that in the event of a "Change in Control" (as defined below) of the Company, Mr. Davenport will have the right to terminate his employment under the Davenport Agreement for any reason on or within 60 days of the date on which the Change in Control is consummated (a "Special Termination"). In the event of a Special Termination, Mr. Davenport will have the right to (i) receive a cash lump sum equal to the sum of (A) 100% of the base salary and bonus Mr. Davenport would have received for a period of 24 months following the date of termination and (B) 50% of the base salary and bonus for an additional period of (x) 36 months minus (y) the difference between 24 months and the number of months that remain in the term of the Davenport Agreement after the date of termination, (ii) receive all other benefits which he would have been entitled to receive had he remained employed for the remainder of the term of the Davenport Agreement plus 36 months thereafter, (iii) sublease the Company's existing office space in Bethesda, Maryland at the then applicable rate of rent for a period of one year after such Special Termination, and (iv) buy, at the then fair market value, all computer equipment, related hardware and furniture in use in the Bethesda facility. The foregoing payments and benefits will be paid to Mr. Davenport in lieu of any other salary, bonus or benefit continuation that otherwise would have been applicable under the Davenport Agreement. In consideration of the benefits Mr. Davenport will receive in the event of a Special Termination, the Davenport Agreement, as amended, requires Mr. Davenport to comply with a twenty-four month non-competition clause following such Special Termination.

     The Davenport Agreement, as amended, also provides that if any amounts due to Mr. Davenport thereunder (or under any other plan or program of the Company) become subject to the "golden parachute" excise tax under Section 4999 of the Code, then Mr. Davenport will be entitled to be grossed-up for such excise tax on an after-tax basis.

     For purposes of the Davenport Agreement, "Cause" means (i) willful misconduct by Mr. Davenport in the performance of his duties to the Company or his willful failure to follow the instructions of the Board which has not been cured within thirty days; (ii) any act of fraud, theft or dishonesty by Mr. Davenport against the Company; or (iii) Mr. Davenport's conviction of (or plead of nolo contendere to) any felony, fraud or embezzlement charge. In addition, for purposes of the Davenport Agreement, "Change in Control" means (i) any sale, transfer or other conveyance (other than to the Company or a wholly owned subsidiary of the Company), whether direct or indirect, of all or substantially all of the assets of the Company, on a consolidated basis, in one transaction or a series of related transactions, if, immediately after such transaction, any "person" or "group" becomes the "beneficial owner," directly or indirectly, of more than 50% of the total voting power entitled to vote in the election of directors, managers, or trustees of the transferee, (ii) any "person" or "group" is or becomes the "beneficial owner," directly or indirectly, of more than 50% of the total voting power of the Company's voting stock then outstanding, or
(iii) during any period of 24 consecutive months, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved), cease for any reason to constitute a majority of the Board of Directors then in office; provided, however, that for purposes of the Davenport Agreement, such Change of Control must also result in Mr. Davenport ceasing to be the beneficial owner of 10% of the Company's common stock. For purposes of the Davenport Agreement, (i) the terms "person" and "group" have the meanings used for purposes of Rules 13d and 13d-5 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), whether or not applicable, provided that no "Excluded Person"(as defined below) and no person or group controlled by Excluded Persons shall be deemed to be a "person" or "group" and (ii) the term "beneficial owner" has the meaning used in Rules 13d-3 and 13d-5 under the Exchange Act, whether or not applicable, except that a person shall be deemed to have "beneficial ownership" of all such shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time or upon the occurrence of certain events. For the purposes of the Davenport Agreement, "Excluded Person" means any beneficial holder of 5% or more of any class of common stock of the Company outstanding immediately prior to the consummation of the Company's initial public offering in April 1993.

     The Merger will result in a Change in Control for purposes of the Davenport Agreement.

     The Davenport Non-Competition Agreement. As a condition to execution and delivery of the Merger Agreement, Parent required Chester C. Davenport, the Chairman of the Board of the Company, to enter into a Non-Compete Agreement, dated as of August 12, 1998. Pursuant to the terms of his employment agreement with the Company, Mr. Davenport is subject to certain non-competition obligations for up to two years after his termination of employment. However, such obligations do not extend to the manufacture, sale or leasing of emissions testing equipment. Mr. Davenport has decided to exercise his unilateral right to terminate his employment with the Company upon consummation of the Merger. The Non-Competition Agreement provides for the extension and expansion of Mr. Davenport's existing non-compete obligations in consideration for the payment of $2,000,000.

     Pursuant to the Non-Competition Agreement, subject to certain exceptions, Mr. Davenport agreed for a period of five years following consummation of the Merger, not to (i) own, manage, operate, control, participate in, perform services for, or otherwise engage in, a business in competition with the business of vehicle emissions testing, the manufacture of equipment for such testing, or the sale or leasing of such equipment anywhere within the United States; (ii) directly or indirectly, induce or attempt to persuade any customers or prospective customers of the Company to curtail, cancel or otherwise terminate their business with the Company; (iii) employ, offer to employ or permit to post for any position of employment and employee of the Company; or
(iv) otherwise interfere with the employment by the Company of its affiliates of, any individual who becomes or would otherwise become an employee of the Company. In consideration for such extended non-compete obligations, pursuant to the Noncompetition Agreement, Parent agreed to compensate Mr. Davenport as follows: (i) $1,000,000 upon the earlier to occur of (a) the acceptance of shares for payment pursuant to the Offer and (b) consummation of the Merger and the closing of the related transactions; and (ii) $333,333.33 per year for a period of three years, payable in equal monthly installments of $27,777.78 on the first day of each month, commencing the first month following consummation of the Merger. The foregoing summary of the Noncompetition Agreement is qualified in its entirety by the text of the Noncompetition Agreement, a copy of which is filed as Exhibit 99(c)(5) to the Schedule 14D-1 and is incorporated herein by reference.

     The Thomas Agreement. Mr. Thomas has an employment agreement with the Company (the "Thomas Agreement") that provides for a term which expires on April 30, 2000, but which continues for an indefinite period unless either party gives notice of expiration of the term. The Thomas Agreement provides for a base salary of $250,000 per year (which is subject to annual increase in the discretion of the Compensation Committee). The Thomas Agreement provides for the grant to Mr. Thomas of an option for the purchase of 100,000 shares of the Company's Class A Common Stock at an exercise price per share equal to the fair market value of the Class A Common Stock on the date of grant. The option will vest and become immediately exercisable on the first anniversary of the date of grant. The option will expire if not exercised on the tenth anniversary of the date of grant. The Thomas Agreement provides that if (i) Mr. Thomas' employment is terminated for any reason other than by the Company for "Cause" (as defined below) or by Mr. Thomas without "Good Reason" (as defined below), the option granted under the Thomas Agreement shall vest and become immediately exercisable. The Thomas Agreement stipulates that Mr. Thomas will not, during the term of his employment and a period of one year thereafter, engage in any business activity, or acquire an ownership interest in any entity, that is competitive with any line of business in which the Company is engaged. Under the Thomas Agreement, upon the consummation of a sale of the Company which constitutes a Change in Control (as defined below), Mr. Thomas will receive a special bonus in an amount equal to $550,000 plus the product of $100,000 multiplied by the amount, if any, by which the exercise price of the option granted to Mr. Thomas under the Thomas Agreement exceeds $7. The Thomas Agreement also provides that in the event of Mr. Thomas' termination of employment for any reason other than by the Company for Cause or by Mr. Thomas without "Good Reason" (as defined below), Mr. Thomas is entitled to receive a lump sum payment equal to the greater of (x) one times annual base salary or (y) base salary for the remainder of the initial term. In addition, Mr. Thomas is entitled to continued participation in all medical, dental, hospitalization, disability and life insurance coverage in which Mr. Thomas was participating on the date of termination through the two-year anniversary of the date of termination.

     The Thomas Agreement also provides that if any amounts due to Mr. Thomas thereunder (or under any other plan or program of the Company) become subject to the "golden parachute" excise tax under Section 4999 of the Code, then Mr. Thomas will be entitled to be grossed-up for such excise tax on an after-tax basis.

     For purposes of the Thomas Agreement, "Cause" means (i) the willful failure or refusal in bad faith of Mr. Thomas to perform his duties for the Company, or material specific resolutions and mandates of the Board of Directors and directives of the Chairman of the Board of the Company which are consistent with Mr. Thomas's duties and responsibilities as set forth in the Thomas Agreement (other than by reason of his disability), (ii) the willful breach by Mr. Thomas of the terms and conditions of the noncompetition and confidentiality clauses of the Thomas Agreement; (iii) the willful engaging by Mr. Thomas in conduct that is materially injurious to the Company, monetarily or otherwise, including, but not limited to, the willful commission of any act of fraud, theft or dishonesty against the Company, or (iv) the conviction of Mr. Thomas in a court of law or the entering by Mr. Thomas of a plea of guilty or no contest to, any felony or any crime involving moral turpitude, dishonesty or theft. In addition, for purposes of the Thomas Agreement, "Good Reason" means (i) the occurrence of a Change in Control; (ii) the failure by the Company to consummate a sale transaction with a third party, which sale transaction constitutes a Change in Control, prior to March 31, 1999; (iii) a decision by the Board to cease to proceed with the Company's current strategy to enter into a sale transaction with a third party, such decision to be deemed made if the Company fails, for any period of 120 or more consecutive calendar days during the term of the Thomas Agreement, to retain investment bankers in connection with the Company's sale efforts; (iv) a default by the Company of a material term of the Thomas Agreement; (v) a reduction in the base salary of Mr. Thomas or reduction of any employee benefit or perquisite enjoyed by him; (vi) a failure by the Board to grant Mr. Thomas the option described above; (vi) the failure to appoint or re-appoint Mr. Thomas to the position of Executive Vice President and Chief Development Officer or the removal of him from any such position; or (vii) a diminution in Mr. Thomas' position, authority, duties or responsibilities or the assignment to Mr. Thomas of duties which are inconsistent in any respect with his position (including status, offices, titles and reporting requirements), authority, duties or responsibilities.

     For purposes of the Thomas Agreement, "Change in Control" means (i) any sale, transfer or other conveyance (other than to the Company or a wholly-owned subsidiary of the Company), whether direct or indirect, on a consolidated basis, in one transaction or a series of related transactions, of (A) all or substantially all of the assets of the Company if, immediately after such transaction(s), any "person" or "group" (as such terms are defined below) becomes the "beneficial owner" (as defined below), directly or indirectly, of more than 33% of the voting stock entitled to vote in the election of directors, managers, or trustees of the transferee; (ii) any "person" or "group" is or becomes the "beneficial owner," directly or indirectly of more than 33% of the voting stock then outstanding; or (iii) during any period of 24 consecutive months, individuals who at the beginning of such period constituted the Board (together with any new directors whose election by such Board or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors then still in the office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved), cease for any reason to constitute a majority of the Board then in office. For purposes of the Thomas Agreement, (i) the terms "person" or "group" shall have the meanings used for purposes of Rules 13d and 13d-5 of the Exchange Act, whether or not applicable, provided that no "Excluded Person" (as defined below) and no person or group controlled by any Excluded Person shall be deemed to be a "person" or "group" and (ii) the term "beneficial owner" shall have the meaning used in Rules 13d-3 and 13d-5 under the Exchange Act, whether or not applicable, except that a person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time or upon the occurrence of certain events. For purposes of the Thomas Agreement, "Excluded Person" means any beneficial holder of 5% or more of any class of common stock of the Company outstanding immediately prior to the consummation of the initial underwritten public offering by the Company of 3,400,000 shares of the Company's Class A Common Stock in April 1993.

     The Merger will result in a Change in Control for purposes of the Thomas Agreement.

     The Miller Agreement. Mr. Miller has an employment agreement with the Company (the "Miller Agreement") that provides for a three year employment term, which is automatically extended for two additional years, unless not later than one year prior to the termination date, the Company or Mr. Miller gives written notice not to extend the employment agreement (the initial term under such agreement will expire January 26, 1999). The Miller Agreement provides for a base salary of $300,000 per year (which is subject to an annual increase of the lesser of 5% or the aggregate monthly percentage increase in the Consumer Price Index for all Urban Consumers). The Miller Agreement also provides for Mr. Miller to earn an annual target bonus equal to 100% of his base salary, measured against objective financial criteria to be determined by the Board after consultation with Mr. Miller. The Miller Agreement provides for the grant to Mr. Miller of options under the Company's Stock Option Plan for the purchase of 400,000 shares of the Company's Class A Common Stock. The exercise price with respect to 200,000 of such options is the closing NASDAQ National Market quotation on the date of the grant or the most recent trading date prior to the date of grant and the exercise price with respect to the remaining 200,000 such options is the average closing market price for the five trading day period ending thirty days after the date of the initial grant. Such options vest pro rata 10% on the six month anniversary of the date of the grant, an additional 23.33% on the twelve month anniversary of the date of the grant, an additional 33.33% on the 24 month anniversary of the date of the grant and the final 33.33% on the thirty-six month anniversary of the date of the grant. The options expire if not exercised on the tenth anniversary of the date of the grant. The Miller Agreement states that if (i) Mr. Miller is terminated by the Company other than for "Cause" (as defined below), (ii) Mr. Miller terminates his employment for "Good Reason" (as defined below), (iii) the employment is terminated by reason of Mr. Miller's death or permanent disability, or (iv) there occurs a "Change of Control" (as defined below), all options granted prior to that date shall vest and become immediately exercisable. In addition, the agreement provides for the grant of an additional 100,000 options at the discretion of the Board of Directors. The Miller Agreement states that during the term, Mr. Miller shall devote his full business time, energy and skill to the performance of his duties as the President and Chief Executive Officer of the Company, and shall be nominated for membership on the Board of Directors. The Miller Agreement also provides for a lump sum payment of Mr. Miller's base salary and bonus, based on the remainder of the term of the Miller Agreement, to Mr. Miller, if Mr. Miller's employment is terminated by the Company without Cause or by Mr. Miller for Good Reason.

     Mr. Miller is also entitled to be grossed-up for any excise taxes imposed under Section 4999 of the Code under terms substantially the same as described above under the Davenport Agreement.

     For purposes of the Miller Agreement, "Cause" means (i) the willful failure by Mr. Miller to materially perform his duties with the Company or to follow the instructions of the Board of Directors (other than any such failure resulting from his incapacity due to physical or mental illness), (ii) the willful engaging by Mr. Miller in conduct that is materially injurious to the Company, monetarily or otherwise, (iii) the commission of any act of fraud, theft or dishonesty by Mr. Miller against the Company, (iv) the conviction of Mr. Miller of (or the pleading by Mr. Miller of nolo contendere to) any felony, fraud or embezzlement or (v) any willful material breach by Mr. Miller of the terms of the Miller Agreement. In addition, for purposes of the Miller Agreement, "Good Reason" means (i) any material adverse alteration, reduction or diminution in titles or positions or duties or responsibilities with the Company; (ii) any reduction in base salary; (iii) the Company requiring Mr. Miller to change the location of his employment or office to a location more than 25 miles outside of Sunnyvale, California; (iv) a material breach by the Company of any provision of the Miller Agreement; (v) the failure for any reason of the Company to grant the options described in the Miller Agreement (exclusive of discretionary options) on the terms set forth in the Miller Agreement; and (vi) the occurrence of a "Change in Control."

     For purposes of the Miller Agreement, the definition of "Change in Control" is substantially the same as the definition of "Change in Control" used under the Davenport Agreement.

     The Merger will result in a Change in Control for purposes of the Miller Agreement.

     The Modi Agreement. Mr. Modi has an employment agreement (the "Modi Agreement") with the Company that provides for a four year employment term. The Modi Agreement provides for a base salary of $210,000 per year (which is subject to an annual increase based upon the change in the Consumer Price Index or 5%, whichever is greater). The Modi Agreement stipulates that Mr. Modi will serve as Vice President, Chief Financial Officer, Treasurer and Assistant Secretary of the Company and will not, during the term of his employment or Consulting Period (as defined below), engage in any business activity, or acquire an ownership interest in any entity, that is competitive with any line of business in which the Company is engaged without the written approval of the Board of Directors. The Modi Agreement also provides that for a period of twelve months after termination of his employment with the Company, Mr. Modi may, at the election of the Company, serve as a consultant to the Company and continue to receive payment of his base salary and be subject to the non-competition clause. Under the Modi Agreement, if (i) the Company terminates the employment of Mr. Modi without "Cause" (as defined below), or (ii) during the term there is a "Change in Control" (as defined below) of the Company and the successor entity or purchaser does not accept an assignment of the Modi Agreement, or (iii) the terms of Mr. Modi's employment are materially adversely changed or diminished, following a Change in Control or otherwise, or (iv) a Change in Control occurs, as a result of which the Company ceases to have any publicly-traded securities, whereupon in the cases of clauses (ii), (iii), and (iv), Mr. Modi has the right to consider his employment under the Modi Agreement terminated. In addition, in such a case, the Company will retain Mr. Modi as a consultant for the longer of the remainder of the term of the Modi Agreement and twenty-four months (the "Consulting Period"), and Mr. Modi is entitled to receive (a) his base salary and all other benefits during the Consulting Period and (b) the pro rata portion of any bonus earned by Mr. Modi for the final year in which the termination occurred. Moreover, all of Mr. Modi's outstanding options will vest and become exercisable for a period of ninety days after a Change in Control of the Company. The Company has also agreed to provide Mr. Modi during the term of the Modi Agreement with a life insurance policy in an amount equal to $1 million, with a designee of Mr. Modi as the beneficiary thereof. Mr. Modi is entitled to receive (i) reimbursement for relocation to California in accordance with the Company's relocation policy, including a one-time moving bonus of $35,000 and
(ii) payment of reasonable relocation expenses if his agreement is not renewed and his future employer does not pay relocation costs. The Modi Agreement provides for participation of Mr. Modi in the Company's bonus plans, fringe benefits, perquisites, benefit programs and other compensation plans.

     For the purposes of the Modi Agreement, "Cause" is defined as termination upon (i) the willful failure of Mr. Modi to materially perform his duties with the Company or to follow the instructions of the Board of Directors (other than any such failure resulting from his incapacity due to physical or mental illness), (2) the willful engaging by Mr. Modi in conduct that is materially injurious to the Company, monetarily or otherwise, (3) the commission of any act of fraud, theft or dishonesty against the Company, (4) the conviction of (or the pleading of nolo contendere to) any felony, fraud or embezzlement or (5) any willful breach by Mr. Modi of the terms of the Modi Agreement, unless any such breach is corrected in all material respects within thirty days.

     For purposes of the Modi Agreement, the definition of "Change in Control" is substantially the same as the definition of "Change in Control" under the Davenport Agreement.

     The Merger will result in a Change in Control for purposes of the Modi Agreement.

     The Webb Agreement. Mr. Webb has an employment agreement with the Company (the "Webb Agreement") that provides for a two year employment term. The Webb Agreement provides for a base salary of $275,000 per year (which is subject to an annual increase of the lesser of 5% or the aggregate monthly percentage increase in the Consumer Price Index for all Urban Consumers). The Webb Agreement also provides for Mr. Webb to earn an annual target bonus equal to 100% of base salary, measured against objective financial criteria to be determined by the Board. The Webb Agreement provides for the grant to Mr. Webb of options under the Company's Stock Option Plan for the purchase of 200,000 shares of the Company's Class A Common Stock. The exercise price per share is the closing NASDAQ National Market quotation on the date of the grant or the most recent trading date prior to the date of grant. Such options vest pro rata 50% on the first year anniversary of the date of the grant and the remaining 50% on the second anniversary of the date of the grant. The options expire if not exercised on the tenth anniversary of the date of the grant. The Webb Agreement states that in the event of a "Change in Control" (as defined below), all options granted to Mr. Webb prior to the date of the Change in Control will immediately vest and will be exercisable for the ninety day period following such Change in Control. Under the Webb Agreement, if (i) the Company terminates the employment of Mr. Webb without "Cause" (as defined below), or (ii) during the term there is a Change in Control of the Company and the successor entity or purchaser does not accept an assignment of the Webb Agreement, or (iii) the terms of Mr. Webb's employment are materially adversely changed or diminished, following a Change in Control or otherwise, whereupon in the cases of clause (iii), Mr. Webb has the right to consider his employment under the Webb Agreement terminated. In addition, in such a case, the Company will retain Mr. Webb as a consultant for the longer of the remainder of the term of the Webb Agreement and six months (the "Consulting Period"), and Mr. Webb is entitled to receive (a) his base salary and all other benefits during the Consulting Period and (b) the pro rata portion of any bonus earned by Mr. Webb for the final year in which the termination occurred. The Webb Agreement provides for participation of Mr. Webb in the Company's bonus plans, fringe benefits, perquisites, benefit programs and other compensation plans.

     For the purposes of the Webb Agreement, the definition of "Cause" is substantially the same as the definition of "Cause" under the Modi Agreement, and the definition of "Change in Control" is substantially the same as the definition of "Change in Control" under the Davenport Agreement.

     The Merger will result in a Change in Control for the purposes of the Webb Agreement.

     The Taylor Agreement. Mr. Taylor has an employment agreement (the "Taylor Agreement") with the Company that provides for a three year employment term, which is automatically renewed for subsequent two-year terms unless notice of non-renewal is given by either party (the initial term under such agreement will expire January 1, 1999). The Taylor Agreement provides for a base salary of $182,000 per year (which is subject to an annual increase based upon the change in the Consumer Price Index or 5%, whichever is greater). The Taylor Agreement stipulates that Mr. Taylor will serve as Vice President-Marketing of the Company and will not, during the term of his employment or the Consulting Period (as defined in the Taylor Agreement), engage in any business activity, or acquire an ownership interest in any entity, that is competitive with any line of business in which the Company is engaged without the written approval of the Board of Directors. The agreement also provides that for a period of twelve months after termination of his employment with the Company, Mr. Taylor may, at the election of the Company, serve as a consultant to the Company and continue to receive payment of his base salary and be subject to the non-competition clause. If (i) Mr. Taylor is terminated other than for "Cause" (as defined below) or (ii) during the term there is a "Change in Control" (as defined below) and the successor entity does not accept an assignment of the agreement, or (iii) the terms of Mr. Taylor's employment are materially adversely changed or his duties and responsibilities are materially diminished, following a Change in Control or otherwise, then (A) the Company must retain Mr. Taylor as a consultant for the remainder of the term or 18 months, whichever is longer, (B) Mr. Taylor will be entitled to continue to receive payment of his base salary and all other benefits during his consulting period and the pro rata portion of any bonus earned by him for the fiscal year in which the termination of employment occurred. Additionally, all of Mr. Taylor's outstanding options will vest and become exercisable for a period of ninety days after a Change in Control of the Company. The Company has also agreed to provide Mr. Taylor during the term of the Taylor Agreement with a life insurance policy in an amount equal to $1 million, with a designee of Mr. Taylor as the beneficiary thereof. Mr. Taylor is entitled to receive reimbursement for relocation to California in the form of a relocation grant in the estimated amount of $124,680 to be disbursed in three equal annual installments. The Taylor Agreement provides for participation of Mr. Taylor in the Company's bonus plans, fringe benefits, perquisites, benefit programs and other compensation plans.

     For purposes of the Taylor Agreement, the definition of "Cause" is substantially the same as the definition of "Cause" under the Modi Agreement. In addition, for purposes of the Taylor Agreement, the definition of "Change in Control" is substantially the same as the definition of "Change in Control" under the Davenport Agreement.

     The Merger will result in a Change in Control for purposes of the Taylor Agreement.

     The Alston Agreement. Effective September 30, 1997, the Company entered into an agreement which was amended June 4, 1998 (as amended, the "Alston Agreement") with C. Michael Alston which provides that Mr. Alston will serve as Vice President, General Counsel and Secretary of the Company. The Alston Agreement provides for the Company to pay to Mr. Alston his salary at the rate of $220,000, payable in accordance with the Company's payroll practices until his employment terminates ("Separation Date"). The Alston Agreement provides for the Company to pay certain medical, dental and other insurance coverage as well as other executive benefits for Mr. Alston until the Separation Date. Under the Alston Agreement, for a period of one year after the Separation Date, Mr. Alston shall not, without the prior written approval from the Company, directly or indirectly compete with any business operations in which the Company is engaged.

     The Company granted Mr. Alston an option to purchase 36,667 shares of Class A common stock, $0.01 at the exercise price of $6.750 per share pursuant to a grant letter dated February 12, 1998 (the "Alston Grant Letter"). The option will vest one-half on October 24, 1998 and one-half on October 24, 1999. The Alston Grant Letter provides that in the event of a "Change in Control" (as defined below) of the Company, the option will vest and become exercisable. The option will expire if not exercised ten years after the date of grant.

     The Alston Agreement further provides that in the event of a Change of Control of the Company, or, if earlier, upon the termination of Mr. Alston's employment for any reason (alternatively, the "Trigger Date"), Mr. Alston will be entitled to (i) a cash lump sum in the amount of $123,751.13 and (ii) a continuation of his salary and benefits for the twelve-month period commencing on the Trigger Date.

     For purposes of the Alston Grant Letter and the Alston Agreement, the definition of "Change in Control" is substantially the same as the definition of "Change in Control" under the Davenport Agreement.

     The Merger will result in a Change in Control for purposes of the Alston Grant Letter and the Alston Agreement.

EXECUTIVE INCENTIVE COMPENSATION PLAN

     The Company has an Executive Incentive Compensation Plan (the "Compensation Plan"). The purpose of the Compensation Plan is to facilitate the hiring, retaining, motivating of Company executives and key management personnel. The Compensation Plan is administered by the Compensation Committee, which recommends to the Board of Directors a discretionary bonus for eligible employees based on their contributions during the applicable year to the successful management of the Company. The Compensation Plan also provides for payment of certain discretionary bonuses to eligible employees who are not officers of the Company, based on certain specified performance standards and the employee's base compensation for that fiscal year. For fiscal year 1995 no bonuses were paid. For fiscal year 1996 and 1997, the bonuses were paid on a discretionary basis and were not funded based upon any formulae.

STOCK OPTION PLAN

     In January 1993, the Company adopted a Stock Option Plan (the "Stock Option Plan" or the "Plan") providing for the grant, from time to time, of options ("Options") to purchase up to 1,930,285 shares of Class A Common Stock, to employees of the Company and its subsidiaries (including employees who are officers or directors, but excluding directors who are not employees) that have substantial responsibility in the direction and management of the Company or its subsidiaries, and to Outside Directors (as defined) on an annual, non-discretionary basis. In September 1996, the stockholders of the Company approved an amendment to the Plan to increase the shares of Class A Common Stock reserved for issuance thereunder to 2,330,285. Outside Directors are directors who are not employees of the Company, and were not employees for the year prior to the first grant of an Option under the Plan, and who, when elected to the Board, did not directly or indirectly own or control more than 5% of the outstanding Common Stock of the Company (collectively, the "Participating Persons"). As of September 30, 1997, Options granted under the Plan were outstanding for the purchase of 2,255,625 shares of Class A Common Stock.

     The Stock Option Plan provides for the grant of (i) Options intended to qualify as Incentive Stock Options ("ISOs") as defined in Section 422 of the Code, and (ii) Options that do not qualify as ISOs ("NQSOs"). To the extent that the aggregate fair market value (determined at the time the ISO was granted) of the shares subject to ISOs granted to a Participating Person under the Plan (combined with all incentive stock option plans of the Company and any parent or subsidiary) which becomes exercisable for the first time in any calendar year exceeds $100,000, such Option shall be treated as an NQSO. The Committee may provide that in lieu of purchasing the entire number of shares subject to an Option, the Optionee can relinquish all or any part of the unexercised portion of the Option for a number of shares of Common Stock equal to the product of (1) the number of shares of Common Stock subject to the relinquished Option and (2) a fraction, (i) the numerator of which is the excess of (A) the current fair market value per share of Common Stock subject to the relinquished Option over
(B) the option price of such relinquished Option, and (ii) the denominator of which is the then current fair market value per share of such Common Stock.

     The Stock Option Plan is administered by the Compensation Committee (the "Committee"), which must have at least two members at all times. Members of the Committee must be "disinterested persons" as that term is defined under Rule 16b-3 under the Exchange Act. Generally, prior to November 1, 1996, a disinterested person was a director who, during the one-year period prior to his or her service on the Committee, was not granted a stock option or other equity security of the Company or any of its affiliates, except as expressly permitted under Rule 16b-3. Rule 16b-3 has been revised effective November 1, 1996. Subject to the provisions of the Plan, the Committee is empowered to, among other things, grant Options under the Plan; determine which employees may be granted Options under the Plan, the type of Option granted (ISO or NQSO), the number of shares subject to each Option, the time or times at which Options may be granted and exercised and the exercise price thereof; construe and interpret the Plan; determine the terms of any option agreement pursuant to which Options are granted (an "Option Agreement"); and amend any Option Agreement with the consent of the recipient of Options (the "Optionee"). The Board of Directors may at any time suspend or terminate the Stock Option Plan or amend the Stock Option Plan to conform to changes in the law or as the Board determines to be in the Company's best interest, except that stockholder approval is required for any amendment for which stockholder approval is required of the Company by (a) Rule 16b-3, promulgated under the Exchange Act; (b) the Code or regulatory provisions dealing with Incentive Stock Options; (c) any rules for listed companies promulgated by any national stock exchange on which the Company's stock is traded; or (d) any other applicable rule or law. No amendment, suspension, or termination of the Stock Option Plan may be made that would impair or negate any of the rights or obligations of any Participating Person under any Option theretofore granted without the consent of such Participating Person.

     Pursuant to the terms of each Option Agreement that was in effect on September 30, 1997, either 25% of the Options covered by each Option Agreement become exercisable on each anniversary of the date of grant thereof, on a cumulative basis, or 33% of the Options covered by each Option Agreement become exercisable on each anniversary of the date of grant thereof, on a cumulative basis. The Options granted to Mr. Davenport and Mr. Miller are subject to a different vesting schedule. See "Employment Agreements and Compensation Arrangements." Options granted to Outside Directors (5,000 NQSOs upon election to the Board and 3,000 NQSOs on each succeeding January 1) vest 50% on the first and 50% on the second anniversary of the date of grant thereof, on a cumulative basis. All Options vest and become exercisable upon a change of control of the Company.

     The exercise price per share for all ISOs may not be less than 100% of the fair market value of a share of Class A Common Stock on the date on which the Option is granted (or 110% of the fair market value on the date of grant of an ISO if the Optionee owns more than 10% of the total combined voting power of all classes of voting stock of the Company or any of its affiliates (a "10% Holder")). The exercise price per share for NQSOs may be less than, equal to or greater than the fair market value of a share of Class A Common Stock on the date such NQSO is granted, but not less than par value; provided, however, that the exercise price for NQSOs granted to Outside Directors shall be the fair market value of a share of Class A Common Stock on the date of grant. To the extent determined by the Committee in granting any Option, upon exercise of such Option, the option price may be paid in cash or in shares of Class A Common Stock and, if approved by the

Board, the Company, or any parent or subsidiary, may make or guarantee a loan to an Optionee to finance the exercise of any Option. Options are not assignable or transferable other than by will or the laws of descent and distribution. Each Option is exercisable, during the Optionee's lifetime, only by the Optionee.

     Unless earlier terminated by the Board of Directors, the Plan will terminate in January 2003, 10 years after its effective date. Unless otherwise specifically provided in an Optionee's Option Agreement, each Option granted under the Plan expires no later than 10 years after the date such Option is granted (five years for ISOs granted to 10% Holders). Options may be exercised only during the period that the Optionee is an employee (or member of the Board, for Outside Directors) of the Company and (i) for a period of 30 days after termination of employment (or membership on the Board, for Outside Directors) other than for cause, without the Company's consent or due to the death of the Optionee, (ii) for a period of three months after retirement by the Optionee with the consent of the Company, or (iii) for a period of 12 months after the death or disability of the Optionee, in each case to the extent the Options are then exercisable.

     In addition to Options granted pursuant to the Plan, the Company also grants stock options to directors and employees which are not granted pursuant to the Plan ("Non-Plan Options"). As of September 30, 1997, the Company had issued 509,937 Non-Plan Options. As of January 30, 1998, the Company had issued additional 866,667 Non-Plan Options.

SUPPLEMENTAL RETIREMENT PLAN AGREEMENTS

     Effective September 1, 1991, in connection with the acquisition of Hamilton Test Systems, Inc. ("HTS"), Mr. Singleton and Ms. Edmonds, who were officers or employees of HTS, each entered into a separate Supplemental Retirement Plan Agreement (the "Retirement Plans") with the Company. The purpose of these agreements was to induce such individuals to remain with HTS and to provide them with retirement benefits similar to those to which they were then entitled.

     Under the Retirement Plans, the Company is required to pay to the recipient a fixed monthly benefit for a ten-year period beginning at the later of the date on which the recipient reaches 65 years of age and the date on which the recipient's employment is terminated. The Retirement Plans provide that, if the recipient dies after terminating employment, the benefit continues for the remainder of the ten-year term. If the recipient dies before terminating employment, the recipient's designated beneficiaries will be entitled to a reduced benefit payable quarterly and if the recipient becomes totally disabled while employed by the Company, the recipient will be entitled to the full monthly benefit for ten years starting at 65 years of age.

     Although the benefits vested upon inception, the benefits may be terminated by the Company if the recipient engaged in a business that is competitive with HTS after the termination of his or her employment, whether before or during the period that he or she is otherwise entitled to receive the benefit. The benefit is an unsecured obligation of the Company, which is payable from its general assets.

     The annual payment to which each recipient may be entitled at age 65 is $100,000. The benefits under the Retirement Plans were determined as a result of negotiations between the Company and the respective beneficiaries thereof. The Company is the owner and beneficiary of life insurance policies or annuities, obtained in order to fund the Retirement Plans, the annual premiums/deposits for which are $17,000 for Mr. Singleton and $15,000 for Ms. Edmonds.

MEDICAL REIMBURSEMENT PROGRAM

     Executives of the Company are eligible to participate in a medical reimbursement program. The program provides direct payment to participating employees for non-reimbursed expenses that constitute "covered" medical and dental expenses incurred under the Company's health insurance program. The health services costs include any deductibles, co-payments, and payments above reasonable and customary levels that are incurred by a participating employee. Payments are limited to $5,000 per year per employee.

                      REPORT OF THE COMPENSATION COMMITTEE

  Executive Compensation

     The Company's compensation policies are designed to align executive compensation with the short- and long-term profitability of the Company. A significant part of management compensation is comprised of stock options under the Company's Stock Option Plan. While the Company has previously relied upon a combination of cash bonuses and stock options to incentivize its employees, the Company has relied exclusively on the award of stock options during the previous three fiscal years.

     Salaries for Chester C. Davenport, the Chairman of the Board of the Company, and the other most highly compensated executives are governed by employment contracts approved by the Board of Directors. The Board of Directors approved employment contracts of Mr. Davenport in January 1993, Mr. Miller in December 1995 and Messrs. Modi, Alston and Taylor in November 1996. The general level of Mr. Davenport's salary is based upon compensation arrangements that were negotiated in the context of the acquisition of Hamilton Test Systems, Inc. in 1990 and ETI in 1992. These negotiated compensation arrangements reflected the Board's evaluation of the experience and value of the executive of the Company, the then-existing compensation of the executive, prevailing salary levels at similarly capitalized companies, and a recognition of the efforts required to complete the acquisition. Accordingly, the salaries fixed by these contracts are not directly tied to corporate performance (although, as described herein, the aggregate cash bonus amount available under the Company's Executive Incentive Compensation Plan is tied to earnings results).

     The salary of Mr. Davenport reflects the critical role Mr. Davenport has played in the affairs of the Company, including the founding of the Company in 1990, the arrangement and successful completion of the Company's acquisitions in 1990 and 1992, and the expansion of the Company through private and public financings, new contract awards, and the securing and retention of key management personnel and achievement of significant corporate objectives.

     The Committee's awards of options under the Stock Option Plan have been based upon the overall contribution of the recipient to the development of corporate policy and the operations and performance of the Company, and the expected contribution of the recipient to the future success of the Company.

     In fiscal 1997, the Compensation Committee reviewed the existing stock options of all Company executives and employees. In light of the fact that the outstanding options granted to employees by the Company had exercise prices well above the recent historical trading prices for the Company's Common Stock, the Compensation Committee concluded that such stock options were not providing the desired incentive to those employees whom the Committee believed were making and would continue to make substantial contributions to the successful growth of the Company. The Committee believed this action was needed to help retain key employees at a time of intense competition for experienced personnel. Certain of the executive officers of the Company were among those employees who had stock options repriced.

  Option Repricing

     The following table provides information concerning the repricing of stock options held by executive officers of the Company from the Company's initial public offering on April 7, 1993 through September 30, 1997.

                         TEN-YEAR OPTION/SAR REPRICINGS

-----------------------------------------------------------------------------------------------------------------------------
                                      NUMBER OF
                                     SECURITIES                                                             LENGTH OF
                                     UNDERLYING      MARKET PRICE                                        ORIGINAL OPTION
                                     OPTIONS/SARS     OF STOCK AT      EXERCISE PRICE                    TERM REMAINING
                                      REPRICED          TIME OF          AT TIME OF          NEW           AT DATE OF
                                     OR AMENDED      REPRICING OR       REPRICING OR      EXERCISE        REPRICING OR
 NAME                     DATE           (#)         AMENDMENT ($)     AMENDMENT ($)      PRICE ($)         AMENDMENT
-----------------------------------------------------------------------------------------------------------------------------
 Chester C. Davenport.. 10/31/95       289,542          $3.2500           $16.0000         $6.1250      6 years, 149 days
                        10/31/95        50,000          $3.2500           $20.0000         $6.1250      7 years, 215 days
-----------------------------------------------------------------------------------------------------------------------------
 C. Michael Alston....    5/9/95        10,000          $5.8750           $20.0000         $6.1250       9 years, 30 days
                         7/26/95        36,000          $5.8750           $16.0000         $6.1250      7 years, 247 days
                         7/26/95        40,000          $5.8750           $15.8750         $6.1250       8 years, 70 days
-----------------------------------------------------------------------------------------------------------------------------
 Raj Modi.............    5/9/95        10,000          $5.8750           $20.0000         $6.1250       9 years, 30 days
                         7/26/95        50,000          $5.8750           $16.0000         $6.1250      7 years, 247 days
-----------------------------------------------------------------------------------------------------------------------------
 Larry Taylor.........    5/9/95        10,000          $5.8750           $20.0000         $6.1250       9 years, 30 days
                         7/26/95        50,000          $5.8750           $16.0000         $6.1250      7 years, 247 days
-----------------------------------------------------------------------------------------------------------------------------

STOCK PRICE PERFORMANCE GRAPH

     The following graph compares the percentage change in the cumulative total stockholder return on the Class A Common Stock against the cumulative total return on the Amex Stock Market (CRSP Index) and a peer group for the period from April 1, 1993 to September 30, 1997.

     The Company's most recent Proxy Statement, dated August 26, 1996, included a comparison of the percentage change in the cumulative total stockholder return on the Class A Common Stock against the cumulative total return on the NASDAQ Stock Market Index. From April 1, 1993 through August 8, 1997, the Class A Common Stock was listed on the NASDAQ National Market System. Because the Company's Class A Common Stock is traded, as of August 11, 1997, on the American Stock Exchange, the Company no longer compares the Class A Common Stock to the NASDAQ Stock Market Index. Assuming an initial investment of $100 on April 1, 1993, the date of the Company's initial public offering, the cumulative total return on the NASDAQ Stock Market Index was $111.1, $112.0, $154.7, $183.6, and $252.1 as of September 30, 1993, 1994, 1995, 1996 and 1997, respectively.

                                    [GRAPH]

     For the foregoing graph the Company has used a group of issuers with similar market capitalization since the Company cannot reasonably identify a "peer group" as it is not aware of any other companies in its line of business whose stock is publicly traded. The issuers comprising the group, all of which have market capitalizations from $80.8 million to $82.9 million, are as follows:
Autocam Corp., Bull Run Corp., Continental Can/De, Dense-Pac Microsystems Inc., DRS Technologies Inc., First Banks Amer Inc., First Home Bancorp Inc./NJ, Gencor Industries Inc., Gold Reserve Corp., Golden Enterprises, Granite St. Bankshares Inc., Guest Supply Inc., Gundle/SLT Environmental Inc., Hallwood Energy Partners LP, Rex Stores Corp., Scott & Stringfellow FINL, Southwest Bancshares Inc./De, Synthetech Inc., U.S. Home & Garden Inc., and Uniroyal Technology Corp.

           COMPENSATION COMMITTEE INTERLOCK AND INSIDER PARTICIPATION

     Mr. Dugger and Mr. Christophe serve as the members of the Compensation Committee of the Board of Directors. Mr. Dugger has served as a member of this Committee since April 12, 1994 and Mr. Christophe has served as a member since May 12, 1997. Mr. Kasten served as a member of the Committee from September 24, 1996 to May 12, 1997. The Company is party to a Legislative Monitoring Consulting Services Agreement with Kasten & Company. The agreement originally provided for a consulting fee of $10,000 per month plus expenses which decreased to $5,000 per month plus expenses in August 1997. For fiscal 1997 the Company made payments under this agreement of $135,000 for fees and $688 for expenses. This agreement is in effect through the current fiscal year. Ms. Kasten is the sole owner of Kasten & Company.

                            SECTION 16(A) REPORTING

     Section 16(a) of the Exchange Act ("Section 16(a)") requires the Company's directors and Executive Officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Executive officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.

     To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required during the fiscal year ended September 30, 1997, officers, directors and greater than ten percent beneficial owners timely filed all required reports under Section 16(a), with the exception of Mr. Richard P. Webb, Executive Vice President and Chief Operating Officer of the Company, who failed to file a Form 3 on a timely basis.

                                                                        ANNEX II

                    [CREDIT SUISSE FIRST BOSTON LETTERHEAD]

Board of Directors
Envirotest Systems Corp.
246 Sobrante Way
Sunnyvale, CA 94086-4807

August 12, 1998

Dear Members of the Board:

     You have asked us to advise you with respect to the fairness to the stockholders of Envirotest Systems Corp., a Delaware corporation (the "Company"), from a financial point of view, of the consideration to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger, dated as of August 12, 1998 (the "Merger Agreement"), between the Company, Environmental Systems Products, Inc. ("ESP") and Stone Rivet, Inc., a Delaware corporation and a wholly-owned subsidiary of ESP (the "Acquiror"). Pursuant to the merger (the "Merger") of Acquiror with and into the Company as set forth in the Merger Agreement, each issued and outstanding share of Class A Common Stock, par value $.01 per share, Class B Common Stock, par value $.01 per share, and Class C Common Stock, par value $.01 per share, of the Company (collectively, the "Common Shares") will be converted into the right to receive $17.25 in cash. The terms and conditions of the Merger are set forth in the Merger Agreement.

     In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company, as well as the Merger Agreement. We have also reviewed certain other information, including financial forecasts, provided to us by the management of the Company and have met with the Company's management to discuss the business and prospects of the Company.

     We have also considered certain financial and stock market data of the Company, and we have compared those data with similar data for other publicly held companies in businesses most comparable to the business of the Company and we have considered the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

     In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts provided by the Company's management, we have assumed that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon financial, economic, market, regulatory and other conditions as they exist and can be evaluated on the date hereof. In connection with our engagement, we approached third parties to solicit indications of interest in a possible acquisition of the Company and held discussions with certain of these parties prior to the date hereof.

     We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of a business combination, which would include the Merger. We will also receive a fee for rendering this opinion. In addition, as set forth in our letter to you dated June 18, 1998, a separate financing team at Credit Suisse First Boston and its affiliate have agreed to act as Arranger, Administrative Agent and Underwriter with respect to the debt financing being provided to the Acquiror in connection with the Merger.

Envirotest Systems Corp.
August 12, 1998
Page 2

     In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of the Company for our and such affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     It is understood that this letter is for the information of the Board of Directors in connection with its consideration of the Merger, does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed Merger, whether such stockholder should tender shares in the tender offer contemplated by the Merger Agreement, and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without our prior written consent. Our opinion is limited to a determination of the fairness, from a financial point of view, of the consideration to be received in the Merger and does not express an opinion as to the merits of the Merger in any other respect or the relative merits of the Merger as compared to any other transaction or business strategy of the Company.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be received by the stockholders of the Company in the Merger is fair to such stockholders, from a financial point of view.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION

By: /S/ KEN MILLER
    -------------------------------------------------
    Name: Ken Miller
    Title: Vice Chairman